Exhibit 99.2

TABLE OF CONTENTS

Financial Summary	3	Other items analysis	28

Business Drivers	6	Liquidity and Capital Resources	30

Supplemental Information on Non-IFRS Measures	8	Consolidated Financial Position as at June 30, 2017 and December 31, 2016	31

Financial Overview	15	Near-term Outlook	33

Business Highlights	18	Capital Stock Information	34

Financial Results for 3-month Periods Ended June 30, 2017 and 2016	19	Appendix - Financial Results for 6-month Periods Ended June 30, 2017 and 2016	37

Business Segment Review (quarter over quarter)	20	Unaudited Condensed Interim Consolidated Financial Statements	46

FORWARD-LOOKING STATEMENTS

The following is the quarterly financial report and Management’s Discussion and Analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s unaudited condensed interim consolidated financial statements and accompanying notes for the three-month and six-month periods ended June 30, 2017 and 2016, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at August 9, 2017, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise specified. Unless otherwise specified or if required by context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates.

This MD&A is intended to provide readers with information that Management believes is necessary for understanding Cascades' current results and to assess the Corporation's future prospects. Consequently, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, prices and availability of raw material, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. Cascades disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities regulations. This MD&A also includes price indices, as well as variance and sensitivity analysis that are intended to provide the reader with a better understanding of the trends with respect to our business activities. These items are based on the best estimates available to the Corporation.

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TO OUR SHAREHOLDERS

Cascades Announces Second Quarter 2017 Results;

Continues to Execute on Strategic Fronts

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared and reported in accordance with International Financial Reporting Standards (IFRS), unless otherwise specified.

FINANCIAL HIGHLIGHTS

•	Sales of $1,130 million

(compared to $1,006 million in Q1 2017 (+12%) and $998 million in Q2 2016 (+13%))

•	As reported (including specific items)

◦	Operating income of $48 million

(compared to $31 million in Q1 2017 (+55%) and $65 million in Q2 2016 (-26%))

◦	Operating income before depreciation and amortization (OIBD)[1] of $104 million

(compared to $78 million in Q1 2017 (+33%) and $112 million in Q2 2016 (-7%))

◦	Net earnings per common share of $3.41

(compared to net earnings of $1.70 in Q1 2017 and net earnings of $0.38 in Q2 2016)

•	Adjusted (excluding specific items)[1]

◦	Operating income of $51 million

(compared to $28 million in Q1 2017 (+82%) and $65 million in Q2 2016 (-22%))

◦	OIBD of $107 million

(compared to $75 million in Q1 2017 (+43%) and $112 million in Q2 2016 (-4%))

◦	Net earnings per common share of $0.25

(compared to net earnings of $0.13 in Q1 2017 and net earnings of $0.38 in Q2 2016)

•	Greenpac results fully consolidated with those of the Corporation effective April 4, 2017.

•	Cascades added to the S&P/TSX Composite Index and to the S&P/TSX Composite Dividend Index effective June 19, 2017.

•	Net debt[1] of $1,780 million as at June 30, 2017 (compared to $1,532 million as at December 31, 2016) and net debt to adjusted OIBD ratio[1] at 4.2x on a pro-forma basis[2].

•	On July 27, 2017, the Corporation announced the sale of it's 17.3% equity ownership in Boralex for an amount of $288 million.

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 8 to 14 for reconciliation of these figures.

2 Pro-forma including Greenpac on an last twelve months basis

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FINANCIAL SUMMARY

SELECTED CONSOLIDATED INFORMATION

(in millions of Canadian dollars, except per common share amounts)	Q2 2017	Q1 2017	Q2 2016

Sales	1,130	1,006	998
As Reported
Operating income before depreciation and amortization (OIBD)[1]	104	78	112
Operating income	48	31	65
Net earnings	323	161	36
per common share	$3.41	$1.70	$0.38
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	107	75	112
Operating income	51	28	65
Net earnings	24	12	35
per common share	$0.25	$0.13	$0.38
Margin (OIBD)	9.5%	7.5%	11.2%

SEGMENTED OPERATING INCOME AS REPORTED

(in millions of Canadian dollars)	Q2 2017	Q1 2017	Q2 2016

Packaging Products
Containerboard	30	33	46
Boxboard Europe	13	5	7
Specialty Products	14	13	16

Tissue Papers	17	8	18

Corporate Activities	(26)	(28)	(22)
Operating income as reported	48	31	65

SEGMENTED ADJUSTED OIBD1

(in millions of Canadian dollars)	Q2 2017	Q1 2017	Q2 2016

Packaging Products
Containerboard	56	45	60
Boxboard Europe	21	14	17
Specialty Products	20	18	16

Tissue Papers	35	23	39

Corporate Activities	(25)	(25)	(20)
Adjusted OIBD	107	75	112

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 8 to 14 for reconciliation of these figures.

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We have made significant progress on our strategic objectives in recent months with the Greenpac transaction, the inauguration of the new state of the art tissue converting plant in Scappoose, Oregon, the sale of our equity interest in Boralex and, more recently, the announcement of the construction of a new ultra modern containerboard converting plant in Piscataway, New Jersey. To this end, our second quarter results provide a more comprehensive picture of our North American Containerboard business following the consolidation of the results of the Greenpac Mill at the beginning of the quarter. This acquisition resulted in a gain of $281 million on net earnings, and added $219 million to our total net debt levels. However, on a pro-forma basis including Greenpac's results for the last twelve months, our leverage ratio stood at 4.2x as of the end of the second quarter, essentially unchanged from the previous quarter.

That said, our second quarter results fell short of expectations, most notably in our Containerboard segment. On a consolidated basis, the benefits realized year-over-year as a result of Greenpac and implementation of price increases in Containerboard, were limited by higher raw material costs, slightly lower volumes in Tissue, and higher operational costs primarily in Containerboard and Corporate activities.

Finally, the sale of our equity position in Boralex announced on July 27th will provide us with the means to improve our positioning within our core markets and strengthen our balance sheet. Proceeds from this transaction were used to repay the borrowings under our credit facility and to reduce our net debt leverage ratio, which, including this transaction, now stands at 3.5x on a pro-forma basis.

We are similarly pleased that Cascades was added to the S&P/TSX Composite Index effective June 19, 2017, as this provides increased exposure to a wider base of investors, and supports our efforts to deliver on our commitments to shareholders.

MARIO PLOURDE

President and Chief Executive Officer

August 9, 2017

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OUR BUSINESS

Cascades Inc. is a paper and packaging company that produces, converts and sells packaging and tissue products composed primarily of recycled fibres. Established in 1964 in Kingsey Falls, Québec, the Corporation was founded by the Lemaire brothers, who saw the economic and social potential of building a company focused primarily on the sustainable development principles of reusing, recovering and recycling. More than fifty years later, Cascades is a multinational business with close to 90 operating facilities1 and nearly 11,000 employees across Canada, the United States and Europe. The Corporation currently operates four business segments:

(Business segments)	Number of Facilities[1]	Q2 2016 Sales[2] (in M$)	Q2 2017 Sales[2] (in M$)	Last twelve months sales[2] (in M$)
PACKAGING PRODUCTS
Containerboard	24	342	428	1,466
Boxboard Europe[3]	6	197	213	804
Specialty Products	38	157	188	675
TISSUE PAPERS	21	324	338	1,305

BUSINESS DRIVERS

Cascades' results may be impacted by fluctuations in the following:

EXCHANGE RATES	ENERGY COSTS

The average value of the Canadian dollar decreased by 2% and 5% sequentially against the US dollar and the euro, respectively, in the second quarter of 2017. On a year-over-year basis, the average value of the Canadian dollar fell by 4% compared to the US dollar and 2% compared to the euro.	The average price of natural gas during the quarter decreased 4% sequentially, but was up 63% compared to the same period of the prior year. In the case of crude oil, the average price was down 7% sequentially, but rose 14% year-over-year.

1 Including associates and joint ventures.

2 Excluding associates and joint ventures not included in consolidated results. Refer to Note 9 of the 2016 audited consolidated financial statements for more information on associates and joint ventures as well as to Notes 4 and 6 of the 2017 second quarter unaudited condensed interim consolidated financial statements.

3 Via our 57.8% equity ownership in Reno de Medici S.p.A., a public company traded on the Milan and Madrid stock exchanges.

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HISTORICAL MARKET PRICES OF MAIN PRODUCTS AND RAW MATERIAL

	2015	2016					2017		Q2 2017 vs. Q2 2016		Q2 2017 vs. Q1 2017
These indices should only be used as trend indicators; they may differ from our actual selling prices and purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Change	%	Change	%
Selling prices (average)
PACKAGING PRODUCTS
Containerboard (US$/short ton)
Linerboard 42-lb. unbleached kraft, Eastern US (open market)	630	615	615	615	655	625	655	705	90	15%	50	8%
Corrugating medium 26-lb. semichemical, Eastern US (open market)	557	518	515	505	540	520	540	590	75	15%	50	9%
Boxboard Europe (euro/metric ton)
Recycled white-lined chipboard (WLC) index[1]	667	664	659	652	649	656	649	680	21	3%	31	5%
Virgin coated duplex boxboard (FBB) index[2]	1,061	1,049	1,044	1,043	1,043	1,045	1,031	1,031	(13)	(1)%	—	—%
Specialty Products (US$/short ton)
Uncoated recycled boxboard - 20-pt. bending chip (serie B)	589	615	605	605	595	605	622	660	55	9%	38	6%
TISSUE PAPERS (US$/short ton)
Parent rolls, recycled fibres (transaction)	985	1,016	1,012	1,017	1,008	1,013	1,023	1,040	28	3%	17	2%
Parent rolls, virgin fibres (transaction)	1,252	1,273	1,273	1,287	1,287	1,280	1,297	1,320	47	4%	23	2%

Raw material prices (average)
RECYCLED PAPER
North America (US$/short ton)
Special news, No. 8 (ONP - Northeast average)	58	58	63	76	78	69	92	76	13	21%	(16)	(17)%
Old corrugated containers, No. 11 (OCC - Northeast average)	83	83	88	101	102	93	142	148	60	68%	6	4%
Sorted office papers, No. 37 (SOP - Northeast average)	150	138	142	153	168	150	173	172	30	21%	(1)	(1)%
Europe (euro/metric ton)
Recovered paper index[3]	115	115	124	135	134	127	147	138	14	11%	(9)	(6)%
VIRGIN PULP (US$/metric ton)
Northern bleached softwood kraft, Canada	972	943	980	998	992	978	1,033	1,093	113	12%	60	6%
Bleached hardwood kraft, mixed, Canada/US	869	873	847	842	825	847	853	942	95	11%	89	10%

Source: RISI and Cascades.

SENSITIVITY TABLE4

Please refer to page 36 of the 2016 Annual Report for a quantitative estimate of the impact on Cascades' annual operating income as a result of potential changes in the prices of our main products, costs of certain raw material and energy, as well as the CAN$/US$ exchange rate, assuming that, for each price change, all other variables remain constant.

1 The Cascades Recycled White-Lined Chipboard Selling Price Index is based on published indices and represents an approximation of Cascades' recycled-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2017.

2 The Cascades Virgin Coated Duplex Boxboard Selling Price Index is based on published indices and represents an approximation of Cascades' virgin-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2017.

3 The Cascades Recovered Paper Index is based on published indices and represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix and has been rebalanced as at January 1, 2017.

4 Not including the Greenpac acquisition.

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SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

SPECIFIC ITEMS

The Corporation incurs some specific items that adversely or positively affect its operating results. We believe it is useful for readers to be aware of these items, as they provide additional information to measure performance, compare the Corporation's results between periods and assess operating results and liquidity, notwithstanding these specific items. Management believes these specific items are not necessarily reflective of the Corporation's underlying business operations in measuring and comparing its performance and analyzing future trends. Our definition of specific items may differ from those of other corporations, and some of them may arise in the future and may reduce the cash available to us.

They include, but are not limited to, charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing of long-term debt, some deferred tax asset provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual, non-cash or non-recurring nature.

SPECIFIC ITEMS INCLUDED IN CONSOLIDATED OPERATING INCOME AND NET EARNINGS

The Corporation incurred the following specific items during the first halves of 2017 and 2016:

GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS

2017

In the second quarter, the Containerboard Packaging segment sold a piece of land in Ontario, Canada, and recorded a gain of $7 million.

In the second quarter, the Corporate Activities realized a $1 million gain from the sale of some assets.

2016

In the second quarter, the Specialty Products segment recorded a $4 million gain on the sale of assets following the closure of its de-inked pulp mill located in Auburn, Maine.

INVENTORY ADJUSTMENT RESULTING FROM BUSINESS COMBINATION

2017

In the second quarter, operating results of the Containerboard Packaging segment were negatively impacted by $2 million, relating to the inventory acquired at the time of the Greenpac consolidation which was recognized at fair value and no profit was recorded on its subsequent sale.

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

2017

In the second quarter, the Containerboard Packaging segment recorded an impairment charge of $11 million on deferred revenues related to a management agreement of Greenpac since the beginning of the mill construction and recorded in "Other assets." Following the acquisition and consolidation of Greenpac described in Note 4 of the 2017 second quarter unaudited condensed interim financial statements, expected future cash flows related to this asset will not materialize on a consolidated basis.

The Tissue Papers segment incurred $2 million of restructuring costs following the review of provisions related to the transfer of the converting operations of the Toronto plant to other Tissue segment sites announced in 2016.

In the first quarter, the Boxboard Europe segment recorded severances costs of $1 million following the restructuring of its sales activities.

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2016

In the second quarter, the Containerboard Packaging segment recorded a $1 million gain on the reversal of a provision for an onerous lease contract in relation to the restructuring of its Ontario converting activities in 2012. In the same quarter, the segment recorded a $2 million impairment charge on assets of our converting plant in Connecticut, which were not part of the disposal in relation to the Rand-Whitney - Newtown plant acquisition.

In the second quarter, the Boxboard Europe segment recorded restructuring costs of $2 million in relation to the reorganization of its activities following the transfer of the virgin fibre boxboard mill located in La Rochette, France, to our Reno de Medici subsidiary (please refer to the “Significant Facts and Developments” section for more details).

In the second quarter, the Specialty Products segment recorded restructuring costs of $1 million following the closure of its de-inked pulp mill located in Auburn, Maine. The segment also sold a piece of land related to a closed plant and recorded a $1 million reversal of impairment.

In the second quarter, the Tissue Papers segment incurred $4 million of severances costs following the transfer of the converting operations of the Toronto plant to other Tissue segment sites. This transfer resulted in impairment charges of $2 million due to the revaluation of the remaining useful life of some equipment not transferred.

DERIVATIVE FINANCIAL INSTRUMENTS

In the first half of 2017, the Corporation recorded an unrealized gain of $8 million (gain of $4 million in the second quarter), compared to an unrealized gain of $19 million (gain of $5 million in the second quarter) in the same period of 2016, on certain derivative financial instruments not designated for hedge accounting. These unrealized gains are mainly attributable to foreign exchange contracts' fair value variation following the appreciation of the Canadian dollar during both periods.

FOREIGN EXCHANGE GAIN ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

In the first half of 2017, the Corporation recorded a gain of $19 million (gain of $11 million in the second quarter) on its US$-denominated debt and related financial instruments, compared to a gain of $42 million (gain of $6 million in the second quarter) in 2016. This is composed of a gain of $12 million in the first half of 2017 (gain of $9 million in the second quarter), compared to a gain of $32 million in the same period of 2016 (gain of $3 million in the second quarter), on our US$-denominated long-term debt, net of our net investment hedges in the U.S. and Europe as well as forward exchange contracts designated as hedging instruments, if any. It also includes a gain of $7 million in the first half of 2017 (gain of $2 million in the second quarter), compared to a gain of $10 million in the same period of 2016 (gain of $3 million in the second quarter), on foreign exchange forward contracts not designated for hedge accounting.

FAIR VALUE REVALUATION GAIN ON INVESTMENTS AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

2017

On April 4, 2017, Cascades and its partners in Greenpac Holding LLC (Greenpac) agreed to modify the equity holders' agreement. These modifications enable Cascades to direct decisions about relevant activities. Therefore, from an accounting standpoint, Cascades now has control over Greenpac, which triggers its deemed acquisition and thus fully consolidates Greenpac starting April 4, 2017. The Corporation recorded a revaluation gain on previously held interest of $223 million in the second quarter. Please refer to note 4 of the “Notes to Consolidated Financial Statements” for more details. Consequently to the acquisition, accumulated other comprehensive loss components of Greenpac totaling $4 million and included in our consolidated balance sheet prior to the acquisition were reclassified to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

On January 18, 2017, Boralex issued common shares to partly finance the acquisition of the interest of Enercon Canada Inc. in the Niagara Region Wind Farm. As a result, the Corporations' participation in Boralex decreased to 17.37%, which resulted in a dilution gain of $15 million and is included in line item “Share of results of associates and joint ventures” in the consolidated statement of earnings.

On March 10, 2017, Boralex announced the appointment of a new Chairman of the Board. This change in Board composition combined with the decrease of our participation discussed above triggered the loss of significant influence of the Corporation over Boralex. Therefore, our investment in Boralex is no longer classified as an associate and is now considered an available-for-sale financial asset, which is classified in "Other assets." Consequently, our investment in Boralex was re-evaluated at fair value on March 10, 2017, and we recorded a gain of $155 million. At the same time, accumulated other comprehensive loss components of Boralex totaling $10 million and included in our consolidated balance sheet were released to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings. Subsequent fair value revaluation of this investment is recorded in accumulated other comprehensive income.

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The Corporation also recorded its share of $3 million on an unrealized gain (gain of $2 million in the second quarter) on certain derivative financial instruments not designated for hedge accounting prior to the acquisition of Greenpac.

2016

On May 6, 2016, the Corporation announced that Greenpac, located in Niagara Falls, NY, successfully refinanced its debt. Our share of the fees related to this debt refinancing amounted to $7 million. We also recorded an unrealized gain of $1 million on certain derivative financial instruments not designated for hedge accounting.

PROVISION FOR INCOME TAXES

2017

In conjunction with the acquisition of Greenpac, the Corporation recorded an income tax recovery of $70 million representing deferred income taxes on its investment prior to the acquisition on April 4, 2017. Also, there was no income tax provision recorded on the gain of $223 million generated by the business combination of Greenpac since they are included in the fair value of assets and liabilities acquired as described in Note 4 of the 2017 second quarter unaudited condensed interim financial statements.

2016

The Corporation recorded a $2 million income tax provision adjustment related to the sale of one of its businesses over the past years.

RECONCILIATION OF NON-IFRS MEASURES

To provide more information for evaluating the Corporation's performance, the financial information included in this analysis contains certain data that are not performance measures under IFRS (“non-IFRS measures”) which are also calculated on an adjusted basis to exclude specific items. We believe that providing certain key performance measures and non-IFRS measures is useful to both management and investors, as they provide additional information to measure the performance and financial position of the Corporation. It also increases the transparency and clarity of the financial information. The following non-IFRS measures are used in our financial disclosures:

•	Operating income before depreciation and amortization (OIBD): Used to assess operating performance and contribution of each segment when excluding depreciation & amortization. OIBD is widely used by investors as a measure of a corporation's ability to incur and service debt and as an evaluation metric.

•	Adjusted OIBD: Used to assess operating performance and contribution of each segment on a comparable basis.

•	Adjusted operating income: Used to assess operating performance of each segment on a comparable basis.

•	Adjusted net earnings: Used to assess the Corporation's consolidated financial performance on a comparable basis.

•	Adjusted free cash flow: Used to assess the Corporation's capacity to generate cash flows to meet financial obligation and/or discretionary items such as share repurchase, dividend increase and strategic investments.

•	Net debt to adjusted OIBD ratio: Used to measure the Corporation's credit performance and evaluate the financial leverage.

•	Net debt to adjusted OIBD ratio on a pro forma basis: Used to measure the Corporation's credit performance and evaluate the financial leverage on a comparable basis including significant business acquisitions and excluding significant business disposals, if any.

Non-IFRS measures are mainly derived from the consolidated financial statements, but do not have meanings prescribed by IFRS. These measures have limitations as an analytical tool, and should not be considered on their own or as a substitute for an analysis of our results as reported under IFRS. In addition, our definitions of non-IFRS measures may differ from those of other corporations. Any such modification or reformulation may be significant.

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The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	For the 3-month period ended June 30, 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	30	13	14	17	(26)	48
Depreciation and amortization	21	8	6	16	5	56
Operating income (loss) before depreciation and amortization	51	21	20	33	(21)	104
Specific items:
Gain on acquisitions, disposals and others	(7)	—	—	—	(1)	(8)
Inventory adjustment resulting from business combination	2	—	—	—	—	2
Impairment charges	11	—	—	—	—	11
Restructuring costs	—	—	—	2	—	2
Unrealized gain on derivative financial instruments	(1)	—	—	—	(3)	(4)
	5	—	—	2	(4)	3
Adjusted operating income (loss) before depreciation and amortization	56	21	20	35	(25)	107
Adjusted operating income (loss)	35	13	14	19	(30)	51

	For the 3-month period ended June 30, 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	46	7	16	18	(22)	65
Depreciation and amortization	14	8	4	15	6	47
Operating income (loss) before depreciation and amortization	60	15	20	33	(16)	112
Specific items:
Gain on acquisitions, disposals and others	—	—	(4)	—	—	(4)
Impairment charges (reversals)	2	—	(1)	2	—	3
Restructuring costs (gain)	(1)	2	1	4	—	6
Unrealized gain on derivative financial instruments	(1)	—	—	—	(4)	(5)
	—	2	(4)	6	(4)	—
Adjusted operating income (loss) before depreciation and amortization	60	17	16	39	(20)	112
Adjusted operating income (loss)	46	9	12	24	(26)	65

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	For the 6-month period ended June 30, 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	63	18	27	25	(54)	79
Depreciation and amortization	33	16	11	31	12	103
Operating income (loss) before depreciation and amortization	96	34	38	56	(42)	182
Specific items:
Gain on acquisitions, disposals and others	(7)	—	—	—	(1)	(8)
Inventory adjustment resulting from business combination	2	—	—	—	—	2
Impairment charges	11	—	—	—	—	11
Restructuring costs	—	1	—	2	—	3
Unrealized gain on derivative financial instruments	(1)	—	—	—	(7)	(8)
	5	1	—	2	(8)	—
Adjusted operating income (loss) before depreciation and amortization	101	35	38	58	(50)	182
Adjusted operating income (loss)	68	19	27	27	(62)	79

	For the 6-month period ended June 30, 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	86	15	25	37	(25)	138
Depreciation and amortization	29	16	9	30	10	94
Operating income (loss) before depreciation and amortization	115	31	34	67	(15)	232
Specific items:
Gain on acquisitions, disposals and others	—	—	(4)	—	—	(4)
Impairment charges (reversals)	2	—	(1)	2	—	3
Restructuring costs (gain)	(1)	2	1	4	—	6
Unrealized gain on derivative financial instruments	(1)	—	—	—	(18)	(19)
	—	2	(4)	6	(18)	(14)
Adjusted operating income (loss) before depreciation and amortization	115	33	30	73	(33)	218
Adjusted operating income (loss)	86	17	21	43	(43)	124

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Net earnings, as per IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation and amortization:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2017	2016	2017	2016
Net earnings attributable to Shareholders for the period	323	36	484	111
Net earnings attributable to non-controlling interests	5	1	7	3
Provision for (recovery of) income taxes	(70)	13	(43)	34
Fair value revaluation gain on investments	(219)	—	(364)	—
Share of results of associates and joint ventures	(5)	(1)	(33)	(15)
Foreign exchange gain on long-term debt and financial instruments	(11)	(6)	(19)	(42)
Financing expense and interest expense on employee future benefits	25	22	47	47
Operating income	48	65	79	138
Specific items:
Gain on acquisitions, disposals and others	(8)	(4)	(8)	(4)
Inventory adjustment resulting from business combination	2	—	2	—
Impairment charges	11	3	11	3
Restructuring costs	2	6	3	6
Unrealized gain on derivative financial instruments	(4)	(5)	(8)	(19)
	3	—	—	(14)
Adjusted operating income	51	65	79	124
Depreciation and amortization	56	47	103	94
Adjusted operating income before depreciation and amortization	107	112	182	218

The following table reconciles net earnings and net earnings per common share, as per IFRS, with adjusted net earnings and adjusted net earnings per common share:

	NET EARNINGS				NET EARNINGS PER COMMON SHARE[1]
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except amount per common share)	2017	2016	2017	2016	2017	2016	2017	2016
As per IFRS	323	36	484	111	$3.41	$0.38	$5.11	$1.17
Specific items:
Gain on acquisitions, disposals and others	(8)	(4)	(8)	(4)	$(0.06)	$(0.03)	$(0.06)	$(0.03)
Inventory adjustment resulting from business combination	2	—	2	—	$0.01	—	$0.01	—
Impairment charges	11	3	11	3	$0.07	$0.02	$0.07	$0.02
Restructuring costs	2	6	3	6	$0.02	$0.04	$0.03	$0.04
Unrealized gain on derivative financial instruments	(4)	(5)	(8)	(19)	$(0.04)	$(0.04)	$(0.07)	$(0.15)
Foreign exchange gain on long-term debt and financial instruments	(11)	(6)	(19)	(42)	$(0.09)	$(0.05)	$(0.17)	$(0.38)
Fair value revaluation gain on investments	(219)	—	(364)	—	$(3.06)	—	$(4.39)	—
Share of results of associates and joint ventures	(2)	6	(18)	6	$(0.01)	$0.04	$(0.15)	$0.04
Tax effect on specific items, other tax adjustments and attributable to non-controlling interests[1]	(70)	(1)	(47)	8	—	$0.02	—	$0.02
	(299)	(1)	(448)	(42)	$(3.16)	—	$(4.73)	$(0.44)
Adjusted	24	35	36	69	$0.25	$0.38	$0.38	$0.73

1 Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per share amounts in line item ''Tax effect on specific items, other tax adjustments and attributable to non-controlling interests'' only include the effect of tax adjustments. Please refer to ''Provision for income taxes'' prior in this section for more details.

13

The following table reconciles cash flow from operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2017	2016	2017	2016
Cash flow from operating activities	66	81	60	104
Changes in non-cash working capital components	23	26	62	59
Depreciation and amortization	(56)	(47)	(103)	(94)
Net income taxes paid (received)	1	(7)	6	(8)
Net financing expense paid	10	3	48	47
Gain on acquisitions, disposals and others	8	5	8	5
Impairment charges and restructuring costs	(11)	(1)	(11)	(1)
Unrealized gain on derivative financial instruments	4	5	8	19
Dividend received, employee future benefits and others	3	—	1	7
Operating income	48	65	79	138
Depreciation and amortization	56	47	103	94
Operating income before depreciation and amortization	104	112	182	232

The following table reconciles cash flow from operating activities with cash flow from operating activities (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities. It also reconciles adjusted cash flow from operating activities to adjusted free cash flow which is also calculated on a per share basis:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except amount per common share or otherwise mentioned)	2017	2016	2017	2016
Cash flow from operating activities	66	81	60	104
Changes in non-cash working capital components	23	26	62	59
Cash flow from operating activities (excluding changes in non-cash working capital components)	89	107	122	163
Specific items, net of current income taxes if applicable:
Restructuring costs	2	9	3	9
Adjusted cash flow from operating activities	91	116	125	172
Capital expenditures, other assets[1] and capital lease payments, net of disposals	(32)	(53)	(96)	(110)
Dividends paid to the Corporation's Shareholders	(4)	(4)	(8)	(8)
Adjusted free cash flow	55	59	21	54
Adjusted free cash flow per share	$0.58	$0.62	$0.22	$0.57
Weighted average basic number of common shares outstanding	94,702,041	94,596,934	94,628,481	94,969,656

1 Excluding increase in investments

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	June 30, 2017	December 31, 2016
Long-term debt	1,769	1,530
Current portion of long-term debt	52	36
Bank loans and advances	26	28
Total debt	1,847	1,594
Less: Cash and cash equivalents	67	62
Net debt	1,780	1,532
Adjusted OIBD (last twelve months)	367	403
Net debt / Adjusted OIBD ratio	4.9	3.8
Net debt / Adjusted OIBD ratio on a pro forma basis[1]	4.2	N/A

1 Pro forma basis to add Greenpac adjusted OIBD from Q3-2016 to Q1-2017 for the LTM period ended June 30, 2017.

14

MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2016

The Corporation's 2016 financial results reflect sales and operating results growth in the Tissue and the Specialty Products segments, in addition to increased sales in the Containerboard Packaging segment. This was offset by higher corporate costs, related to the implementation of our ERP system and other business process optimization initiatives, lower contribution from the Boxboard Europe segment due to the persistent challenging market environment in 2016, and reduced contribution from the Containerboard Packaging segment attributable to higher production and raw material costs.

FINANCIAL OVERVIEW - 2017

First semester results show strong sales from all our packaging segments as both shipments and manufacturing capacity utilization rate increased compared to last year while sales of our Tissue Papers segment remained stable despite a decrease in shipments mostly due to downtime taken at our Oregon paper mill for equipment upgrade. All segments except European Boxboard activities show average selling price increases compared to last year. The consolidation of Greenpac, as announced on April 5, 2017, also added to sales as well as to operating income starting in the second quarter. However, a sharp increase in raw material costs impacted the performance of our Containerboard and Boxboard Europe sectors, the effects of which were partially offset by the corresponding stronger results generated by our recovery and recycling activities. Tissue Papers activities incurred costs during the first six-months related to the start-up of its new converting plant on the West Coast of the US, as well as additional costs related to new branding and repositioning efforts of its product lines. After a strong operational performance in the first quarter, Containerboard segment incurred an increase of repair and maintenance expense. This segment also had unplanned costs such as a litigation settlement with a client and additional costs and inefficiencies related to business process transformation implementations during the second quarter. Finally, ERP implementation and business process optimization initiatives at the corporate level also required a higher level of resources during the period compared to 2016, and should remain at this level through the end of the year.

For the 3-month period ended June 30, 2017, the Corporation posted net earnings of $323 million, or $3.41 per common share, compared to net earnings of $36 million, or $0.38 per common share in the same period of 2016. On an adjusted basis1, the Corporation generated net earnings of $24 million in the second quarter of 2017, or $0.25 per common share, compared to net earnings of $35 million or $0.38 per common share in the same period of 2016. The Corporation recorded an operating income of $48 million in the second quarter of 2017, compared to $65 million in the same period of 2016. On an adjusted basis1, operating income stood at $51 million in the second quarter of 2017, compared to $65 million in the same period of 2016.

For the 6-month period ended June 30, 2017, the Corporation posted net earnings of $484 million, or $5.11 per common share, compared to net earnings of $111 million, or $1.17 per common share in the same period of 2016. On an adjusted basis1, the Corporation generated net earnings of $36 million in the first half of 2017, or $0.38 per common share, compared to net earnings of $69 million or $0.73 per common share in the same period of 2016. The Corporation recorded an operating income of $79 million in the first half of 2017, compared to $138 million in the same period of 2016. On an adjusted basis1, operating income stood at $79 million in the first half of 2017, compared to $124 million in the same period of 2016.

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 8 to 14 for reconciliation of these figures.

15

KEY PERFORMANCE INDICATORS

We use several key performance indicators to monitor our action plan and analyze the progress we are making toward achieving our long-term objectives. These include the following:

	2015					2016					2017			LTM[9]
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	TOTAL
OPERATIONAL
Total shipments (in '000 s.t.)[1]
Packaging Products
Containerboard	268	282	296	268	1,114	277	284	294	283	1,138	285	375	660	1,237
Boxboard Europe	296	286	266	263	1,111	278	267	258	263	1,066	296	283	579	1,100
Specialty Products[2]	41	44	45	40	170	45	48	48	46	187	49	47	96	190
	605	612	607	571	2,395	600	599	600	592	2,391	630	705	1,335	2,527
Tissue Papers	136	154	162	146	598	143	158	163	144	608	139	151	290	597
Total	741	766	769	717	2,993	743	757	763	736	2,999	769	856	1,625	3,124

Integration rate[3]
Containerboard	51%	49%	50%	54%	51%	52%	53%	54%	51%	52%	51%	51%	51%	52%
Tissue Papers	68%	64%	64%	70%	67%	70%	65%	65%	72%	68%	72%	71%	71%	70%

Manufacturing capacity utilization rate[4]
Packaging Products
Containerboard	91%	91%	95%	89%	92%	93%	93%	96%	91%	93%	96%	94%	95%	94%
Boxboard Europe	101%	97%	91%	89%	94%	97%	92%	89%	91%	92%	102%	98%	100%	95%
Tissue Papers	83%	90%	94%	90%	89%	87%	89%	93%	83%	88%	86%	89%	87%	88%
Consolidated total	93%	93%	93%	89%	92%	93%	91%	93%	89%	92%	96%	95%	95%	93%
FINANCIAL
Return on assets[5]
Packaging Products
Containerboard	15%	16%	18%	19%	19%	19%	19%	18%	17%	17%	16%	14%	14%	14%
Boxboard Europe	10%	10%	10%	10%	10%	10%	10%	9%	9%	9%	9%	10%	10%	10%
Specialty Products	14%	14%	15%	17%	17%	18%	19%	19%	20%	20%	20%	21%	21%	21%
Tissue Papers	11%	11%	12%	13%	13%	15%	17%	17%	16%	16%	15%	14%	14%	14%
Consolidated return on assets	9.7%	10.0%	10.8%	11.2%	11.2%	11.6%	11.9%	11.1%	10.6%	10.6%	9.7%	8.9%	8.9%	8.9%
Return on capital employed[6]	4.4%	4.8%	5.5%	5.6%	5.6%	5.9%	6.1%	5.4%	5.2%	5.2%	4.5%	3.8%	3.8%	3.8%

Working capital[7]
In millions of $, at end of period	409	428	472	406	406	456	475	460	326	326	402	469	469	469
As a % of sales[8]	11.9%	11.6%	11.3%	11.3%	11.3%	11.3%	11.4%	11.3%	11.0%	11.0%	10.6%	10.5%	10.5%	10.5%

1 Shipments do not take into account the elimination of business sector inter-segment shipments. Starting in Q2 2017, including Greenpac.

2 Industrial Packaging shipments only.

3 Defined as: Percentage of manufacturing shipments transferred to our converting operations. Starting in Q2 2017, including Greenpac.

4 Defined as: Manufacturing internal and external shipments/practical capacity. Excluding discontinued operations and Specialty Products segment manufacturing activities. Starting in Q2 2017, including Greenpac.

5 Return on assets is a non-IFRS measure defined as the last twelve months' (“LTM”) adjusted OIBD/LTM quarterly average of total assets. Not adjusted for discontinued operations. Starting in Q2 2017, including Greenpac on a consolidated basis.

6 Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM adjusted operating income, including our share of core associates and joint ventures, divided by the LTM quarterly average of capital employed. Capital employed is defined as the total assets less trade and other payables. Not adjusted for discontinued operations. Including Greenpac as an associate up to Q1 2017. Starting in Q2 2017, including Greenpac on a consolidated basis.

7 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for discontinued operations. Starting in Q2 2017, including Greenpac.

8 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for discontinued operations. Starting in Q2 2017, including Greenpac.

9 LTM (Last twelve months)

16

HISTORICAL FINANCIAL INFORMATION

	2015					2016					2017			LTM[3]
(in millions of Canadian dollars, unless otherwise noted)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2 [2]	TOTAL
Sales
Packaging Products
Containerboard	300	322	353	326	1,301	336	342	356	336	1,370	346	428	774	1,466
Boxboard Europe	216	202	205	202	825	219	197	189	191	796	211	213	424	804
Specialty Products	135	146	151	147	579	149	157	158	156	620	173	188	361	675
Inter-segment sales	(12)	(13)	(15)	(15)	(55)	(15)	(14)	(16)	(16)	(61)	(22)	(27)	(49)	(81)
	639	657	694	660	2,650	689	682	687	667	2,725	708	802	1,510	2,864
Tissue Papers	274	299	341	322	1,236	320	324	342	319	1,305	306	338	644	1,305
Inter-segment sales and Corporate activities	(3)	(6)	(9)	(7)	(25)	(6)	(8)	(8)	(7)	(29)	(8)	(10)	(18)	(33)
Total	910	950	1,026	975	3,861	1,003	998	1,021	979	4,001	1,006	1,130	2,136	4,136
Operating income (loss)
Packaging Products
Containerboard	39	41	58	32	170	40	46	44	28	158	33	30	63	135
Boxboard Europe	9	9	5	(51)	(28)	8	7	1	3	19	5	13	18	22
Specialty Products	5	9	6	11	31	9	16	12	14	51	13	14	27	53
	53	59	69	(8)	173	57	69	57	45	228	51	57	108	210
Tissue Papers	2	10	30	22	64	19	18	26	12	75	8	17	25	63
Corporate activities	(27)	(8)	(22)	(27)	(84)	(3)	(22)	(33)	(24)	(82)	(28)	(26)	(54)	(111)
Total	28	61	77	(13)	153	73	65	50	33	221	31	48	79	162
Adjusted OIBD[1]
Packaging Products
Containerboard	52	55	68	56	231	55	60	58	43	216	45	56	101	202
Boxboard Europe	17	19	14	13	63	16	17	9	11	53	14	21	35	55
Specialty Products	10	14	18	16	58	14	16	18	17	65	18	20	38	73
	79	88	100	85	352	85	93	85	71	334	77	97	174	330
Tissue Papers	15	23	43	38	119	34	39	47	30	150	23	35	58	135
Corporate activities	(9)	(8)	(9)	(19)	(45)	(13)	(20)	(29)	(19)	(81)	(25)	(25)	(50)	(98)
Total	85	103	134	104	426	106	112	103	82	403	75	107	182	367
Net earnings (loss)	(35)	24	22	(76)	(65)	75	36	20	4	135	161	323	484	508
Adjusted[1]	17	24	49	22	112	34	35	30	15	114	12	24	36	81
Net earnings (loss) per common share (in dollars)
Basic	$(0.37)	$0.25	$0.24	$(0.81)	$(0.69)	$0.79	$0.38	$0.21	$0.04	$1.42	$1.70	$3.41	$5.11	$5.36
Basic, adjusted[1]	$0.18	$0.25	$0.52	$0.23	$1.18	$0.35	$0.38	$0.32	$0.16	$1.21	$0.13	$0.25	$0.38	$0.86
Net earnings (loss) from continuing operations per basic common share (in dollars)	$(0.39)	$0.27	$0.24	$(0.82)	$(0.70)	$0.79	$0.38	$0.21	$0.04	$1.42	$1.70	$3.41	$5.11	$5.36

Cash flow from operating activities from continuing operations (excluding changes in non-cash working capital components)	35	70	110	107	322	56	107	68	85	316	33	89	122	275

Net debt[1]	1,691	1,693	1,741	1,721	1,721	1,684	1,664	1,625	1,532	1,532	1,617	1,780	1,780	1,780

US$/CAN$ - Average rate	$0.81	$0.81	$0.76	$0.75	$0.78	$0.73	$0.78	$0.77	$0.75	$0.75	$0.76	$0.74	$0.75	$0.75
US$/CAN$ End of period rate	$0.79	$0.80	$0.75	$0.72	$0.72	$0.77	$0.77	$0.76	$0.74	$0.74	$0.75	$0.77	$0.77	$0.77
EURO€/CAN$ - Average rate	$0.72	$0.74	$0.69	$0.68	$0.70	$0.66	$0.69	$0.69	$0.70	$0.68	$0.71	$0.68	$0.69	$0.69
EURO€/CAN$ End of period rate	$0.73	$0.72	$0.67	$0.67	$0.67	$0.68	$0.70	$0.68	$0.71	$0.71	$0.70	$0.68	$0.68	$0.68
Natural Gas Henry Hub - US$/mmBtu	$2.98	$2.64	$2.77	$2.27	$2.67	$2.09	$1.95	$2.88	$2.98	$2.48	$3.32	$3.18	$3.25	$3.09

Sources: Bloomberg and Cascades.

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 8 to 14 for reconciliation of these figures.

2 Including Greenpac on a consolidated basis.

3 LTM (Last twelve months)

17

BUSINESS HIGHLIGHTS

From time to time, the Corporation enters into transactions to optimize its asset base and streamline its cost structure. The following transactions should be taken into consideration when reviewing the overall and segmented analysis of the Corporation's 2017 and 2016 results.

BUSINESS ACQUISITION, DISPOSAL AND CLOSURE

CONTAINERBOARD PACKAGING

•	On April 5, 2017, the Corporation announced that results from the Greenpac Mill LLC (Greenpac) would be consolidated with those of the Corporation following changes to the Greenpac equity holder agreement. As a result, the Corporation began consolidating Greenpac results on April 4, 2017. The agreement did not involve any cash consideration.

•	On June 1, 2016, the Corporation announced the completion of a transaction with US-based company Rand-Whitney Container LLC for the acquisition of its plant in Newtown, Connecticut. In return, Cascades transferred equipment and the customer list from its Thompson plant, located in Connecticut, and paid US$12 million ($15 million) to Rand-Whitney.

SPECIALTY PRODUCTS

•	On June 22, 2016, the Corporation announced the closure of its de-inked pulp mill located in Auburn, Maine. The plant closed on July 15, 2016.

TISSUE

•	On May 13, 2016, the Corporation decided to close the tissue paper converting operations in its Toronto, Ontario plant in order to optimize its supply chain and to maximize its profitability. The Corporation transferred some of the assets to other facilities.

SIGNIFICANT FACTS AND DEVELOPMENTS

i. On July 27, 2017, The Corporation announced the sale of its equity holding in Boralex to the Caisse de Dépôt et Placement du Québec for an amount of $288 million.

ii. On June 1, 2017, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment extends the term of the facility to July 2021. The financial conditions remain essentially unchanged.

iii. At the end of the first quarter of 2017, the Corporation announced the acquisition of a minority stake in Containerboard Partners (Ontario) Inc., which owns 12% of Greenpac, for a consideration of US$12 million ($16 million). This transaction increased the Corporation's total participation in Greenpac by 2.8% to 62.5%.

iv. On June 30, 2016, the Corporation completed the transfer of its virgin fibre boxboard mill located in La Rochette, France, to its 57.8%-owned subsidiary Reno de Medici, for a consideration of €19 million ($27 million). The transaction combined the Corporation’s virgin and recycled boxboard activities in Europe. Apart from higher non-controlling interests after the closing, no impact was recorded on the Corporation’s financial statements, as both entities had been fully consolidated prior to the transaction.

v. On June 16, 2016, the Corporation announced construction of a new tissue converting plant in Scappoose, Oregon, for a total investment of US$64 million ($83 million). The facility houses three new state-of-the-art converting lines that successfully began production during the first quarter of 2017. The plant manufactures virgin and recycled bathroom tissue products and paper hand towels for the Cascades Pro brand (Away-from-Home market). The plant is supplied by the Corporation's tissue paper plant located 12 kilometers away in St. Helens.

18

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

SALES

Sales increased by $132 million, or 13%, to reach $1,130 million in the second quarter of 2017, compared to $998 million in the same period of 2016. This reflects the consolidation of Greenpac in the second quarter of 2017 and higher sales from recovery and recycling activities as a result of the stronger market pricing for recycled fibres. As well, sales levels benefited from higher average selling prices in the current period, most notably in our containerboard and tissue papers segments. The 4% and 2% average depreciation of the value of the Canadian dollar compared to the US dollar and the euro, respectively, also contributed to increase sales, while lower volumes, primarily in our tissue papers segment, partly counterbalanced the increase.

OPERATING INCOME FROM OPERATIONS

The Corporation generated operating income of $48 million in the second quarter of 2017, $17 million lower than the $65 million reported in the same period of 2016. Despite the consolidation of Greenpac, the decrease reflects higher raw material costs that negatively impacted contribution levels from containerboard, tissue papers and boxboard Europe, higher corporate costs related to the continuing ERP platform and business process review implementations as well as additional costs linked to recent brand repositioning and new plant start-up costs in the tissue papers sector. As well, Tissue papers segment's other production costs increased because converted products represented a higher proportion of total volumes compared to last year. Converted products generate more contribution to operating income on a per ton basis through higher selling prices. The Containerboard segment incurred unplanned operating costs due to production inefficiencies and additional cost related to business process optimization implementations. Depreciation and amortization expense increased by $9 million, mainly due to business combination. On the other hand, higher sales and higher profitability from our recovery and recycling activities partly counterbalanced the decrease.

Adjusted operating income1 was $51 million in the second quarter of 2017, compared to $65 million in the same period of 2016.

The main variances in sales and operating income in the second quarter of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 8 to 14 for reconciliation of these figures.

2 Raw material: The impacts of these estimated costs are based on production costs per unit shipped externally or inter-segment, which are affected by yield, product mix changes, and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw material such as plastic and wood chips.

3 F/X CAN$: The estimated impact of the exchange rate is based on the Corporation's Canadian export sales less purchases, denominated in US$, that are impacted by exchange rate fluctuations and by the translation of our non-Canadian subsidiaries OIBD into CAN$. It also includes the impact of exchange rate fluctuations on the Corporation's Canadian units in currency other than the CAN$ working capital items and cash positions, as well as our hedging transactions. It excludes indirect sensitivity (please refer to page 34 of our 2016 Annual Report for further details).

4 Other production costs: ''Other production costs'' include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtimes, efficiency and product mix changes.

5 Recovery and Recycling activities: While this segment is integrated within the other segments of the Corporation, any variation in the results of Recovery and Recycling activities are presented separately and on a global basis in the charts.

The analysis of variances in segment operating income appear within each business segment review (please refer to pages 20 to 27).

19

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate [1]	U.S. containerboard inventories at box plants and mills [2]
U.S. containerboard production totaled more than 9.3 million short tons in the second quarter of 2017, an increase of 3% and 4% sequentially and year-over-year, respectively. The industry registered an average capacity utilization rate of 98% during the quarter.	The average inventory level decreased 4% sequentially and 8% compared to the same period last year during the second quarter of 2017. At the end of June, inventory levels stood at approximately 2.3 million short tons, representing 3.7 weeks of supply.

1 Source: RISI

2 Source: Fibre Box Association

Our Performance

The main variances in sales and operating income for the Containerboard Packaging segment in the second quarter of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

For Notes 1 to 4, see definitions on page 19.

The Corporation incurred certain specific items in the second quarters of 2017 and 2016 that adversely or positively affected its operating income. Please refer to pages 8 to 14 for reconciliations and details.

20

Q2 2016	Q2 2017	Change in %

Shipments[2] ('000 s.t.)		32%
284	375

Average Selling Price
(CAN$/unit)
1,203	1,144	-5%

Sales ($M)		25%
342	428

Operating income ($M)
(as reported)
46	30	-35%

(adjusted)[1]		-24%
46	35

OIBD[1] ($M)
60	51	-15%
% of sales
18%	12%

(adjusted)[1]
60	56	-7%
% of sales
18%	13%

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 8 to 14 for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-company shipments. Including 3.1 billion square feet in both second quarters of 2017 and 2016.

3 Up to Q1 2017, the Corporation's interest in Greenpac was recorded under the equity method. All transactions were therefore accounted for as external.

4 Starting in Q2 2017, including sales to other partners in Greenpac.

External mill shipments rose by 91,000 s.t., or 85%, mainly driven by the consolidation of Greenpac (please refer to the ''Business Highlights'' section for more details). In addition, the manufacturing capacity utilization rate increased 1% compared to the same period last year. The mill integration rate decreased to 51%4 in the current period from 53% in the same period last year, due to higher sales of parent rolls, which is largely attributable to Greenpac's lower level of integration. Including sales to associates, the second quarter integration rate was 64%4 compare to 69% at the same period last year. On the converting side, excluding the 4,000 s.t. of supplementary shipments stemming from the transaction concluded with US-based company Rand-Whitney in Q2 2016, shipments for converting activities decreased by 2%.

The decrease in the average selling price reflects a less favourable product mix compared to the prior year. This is due in large part to the consolidation of Greenpac, which increased the proportion of sales from our primary sector, sold at a lower price than converted products, by 15%. In Canadian dollars and when excluding the Greenpac mix effect, the average selling price of our primary products increased by 16%, while that of our converted products increased by 4%.

The $86 million, or 25% increase in sales was largely driven by the Greenpac consolidation, which added $68 million to sales on a consolidated basis. An additional $5 million of the sales increase stems from the transaction concluded with US-based company Rand-Whitney. The higher selling price, excluding Greenpac, and the 4% average depreciation of the Canadian dollar added an additional $11 million and $6 million to sales, respectively. Offsetting these were lower volume, excluding Greenpac, and the lower percentage of converted products in the product mix, which each reduced sales by $2 million.

The 35% decrease in operating income reflects higher average raw material costs and higher other production costs, which accounted for $14 million and $13 million of the decrease, respectively. Increased operating costs, mainly repair & maintenance, energy and freight costs impacted operating income compared to last year. The segment also incurred a litigation settlement charge with one client. Moreover, higher labour, training and warehousing costs related to ERP and business process optimization following some implementations had a slight negative impact on operating income. Mitigating these increased costs was the Greenpac consolidation, which contributed positively to operating income. Higher average selling price without the mix effect of Greenpac also positively impacted the operating income by $9 million.

The segment also incurred certain specific items1 in the second quarters of 2017 and 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $35 million in the second quarter of 2017, compared to $46 million in the same period of 2016.

Finally, the Corporation's net earnings included our share of results from the Greenpac3 mill (59.7%) prior to the Corporation's April 5, 2017 announcement (please refer to the ''Business Highlights'' section for more details). In the second quarter of 2016, Greenpac had a negative contribution of $1 million, mainly explained by our $7 million share of fees related to the debt refinancing completed in the second quarter of 2016.

21

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European order inflow of coated boxboard 1

In Europe, order inflows of white-lined chipboard (WLC) totaled approximately 820,000 tonnes in the second quarter, a decrease of 5% sequentially but an 8% increase year-over-year. In the European countries where our Boxboard Europe segment is active, WLC prices rose 5% and 3% sequentially and compared to the same period last year, respectively. The folding boxboard industry experienced a record second quarter in terms of order inflows at approximately 605,000 tonnes and represents an increase of 10% sequentially and 16% year-over-year.

European coated recycled boxboard order inflow (White-lined chipboard (WLC) - 5-week weekly moving average)	European coated virgin boxboard order inflow (Folding boxboard (FBB) - 5-week weekly moving average)

1 Source: CEPI Cartonboard

Our Performance

The main variances in sales and operating income for the Boxboard Europe segment in the second quarter of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

For Notes 1 to 4, see definitions on page 19.

The Corporation incurred certain specific items in the second quarters of 2017 and 2016 that adversely or positively affected its operating income. Please refer to pages 8 to 14 for reconciliations and details.

22

Q2 2016	Q2 2017	Change in %

Shipments[2] ('000 s.t.)		6%
267	283

Average Selling Price[3]
(CAN$/unit)
740	750	1%
(Euro€/unit)
508	507	—

Sales ($M)		8%
197	213

Operating income ($M)
(as reported)
7	13	86%

(adjusted)[1]		44%
9	13

OIBD[1] ($M)
15	21	40%
% of sales
8%	10%

(adjusted)[1]
17	21	24%
% of sales
9%	10%

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 8 to 14 for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-company shipments.

3 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Recycled boxboard shipments increased by 14,000 s.t., or 6%, to 240,000 s.t. during the second quarter of 2017, while shipments of virgin boxboard increased by 2,000 s.t., or 5%, to 43,000 s.t. The increase in shipments was mainly driven by stronger demand in Western Europe.

The average selling price remained relatively stable in euros and increased by 1% in Canadian dollars, reflecting the 2% average depreciation of the Canadian dollar against the euro. When compared to the second quarter of 2016, price increases implemented at the end of the quarter improved the average selling price in recycled boxboard activities by €4, or 1%, while the average selling price in virgin boxboard activities decreased by €31, or 4%, in the second quarter of 2017.

The increase in sales reflects higher volumes coming from both sectors and the 2% average depreciation of the Canadian dollar against the euro.

Operating income increased by $6 million, or 86%, in the second quarter of 2017 largely due to lower energy costs and higher volumes. Partially offsetting the increase were higher raw material costs during the period, mainly for recycled materials.

The segment incurred certain specific items1 in the second quarter of 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $13 million in the second quarter of 2017, compared to $9 million in the same period of 2016.

23

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - fibre costs in North America [1]	Reference price - uncoated recycled boxboard [1]
The price for white grade recycled paper No. 37 ("SOP," sorted office papers) was down 1% sequentially during the second quarter of 2017, but increased 21% year-over-over. The price of brown grade recycled paper No. 11 ("OCC", old corrugated containers) increased by a respective 4% and 68% sequentially and year-over-year, due to lower material generation and strong domestic and foreign demand. Prices for recycled paper No. 8 (special news) decreased 17% compared to the previous quarter, but rose 21% year-over-year.	The reference price for uncoated recycled boxboard, which experienced a recent price increase due to improved market dynamics, averaged $660 per short ton in the second quarter of 2017, an increase of 6% sequentially and 9% compared to the same period last year.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Specialty Products segment in the second quarter of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

For Notes 1 to 5, see definitions on page 19.

The Corporation incurred certain specific items in the second quarters of 2017 and 2016 that adversely or positively affected its operating income. Please refer to pages 8 to 14 for reconciliations and details.

24

Q2 2016	Q2 2017	Change in %

Shipments[2] ('000 s.t.)		-2%
48	47

Sales ($M)		20%
157	188

Operating income ($M)
(as reported)
16	14	-13%

(adjusted)[1]		17%
12	14

OIBD[1] ($M)
20	20	—
% of sales
13%	11%

(adjusted)[1]
16	20	25%
% of sales
10%	11%

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 8 to 14 for reconciliation of these figures.

2 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.

3 Recovery and Recycling activities: Given the level of integration of this segment within the other segments of the Corporation, variances in results are presented excluding the impact of this segment. The variations of this segment are presented separately on a global basis.

Overall, shipments in the Specialty Products segment increased in the Recovery and Recycling activities3 and remained fairly stable in the other sectors. More specifically and as shown, shipments in the Industrial Packaging sector decreased by 2% in the second quarter of 2017 compared to the same period of 2016 due to lower productivity at our URB mill, which was partially offset by solid volumes from our European plant.

In addition to higher volumes, higher selling prices in our Recovery and Recycling activities3 contributed $33 million to the 20% increase in sales. Higher selling prices in our Industrial and Consumer Products packaging sector also contributed an additional $5 million in total. These positive factors were partly offset by the loss of revenues following the closure of our pulp plant in Auburn, Maine, in the second quarter of 2016.

Operating income decreased by 13% in the second quarter of 2017. This reflects higher realized spreads (between average selling prices and raw material costs) in our Recovery and Recycling activities3, which added $4 million compared to last year, while other sectors subtracted a total of $2 million. Other variances, including specific items1 and depreciation and amortization, subtracted $4 million.

The segment incurred certain specific items1 in the second quarter of 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $14 million in the second quarter of 2017, compared to $12 million in the same period of 2016.

25

TISSUE PAPERS

Our Industry

U.S. tissue paper industry production (parent rolls) and capacity utilization rate [1]	U.S. tissue paper industry converted product shipments [1]
During the second quarter of 2017, production of parent roll amounted to 2.3 million tons, up 5% and 2% sequentially and compared to the same period last year, respectively. The average capacity utilization rate for the quarter stood at 95%, stable year-over-year.	Shipments in the Away-from-Home market were up 13% sequentially and 2% year-over-year in the second quarter. Shipments in the Retail market rose by 2% compared to the previous quarter and 1% versus the same period of 2016.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Tissue Papers segment in the second quarter of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

For Notes 1 to 4, see definitions on page 19.

The Corporation incurred certain specific items in the second quarters of 2017 and 2016 that adversely or positively affected its operating income. Please refer to pages 8 to 14 for reconciliations and details.

26

Q2 2016	Q2 2017	Change in %

Shipments[2] ('000 s.t.)		-4%
158	151

Average Selling Price
(CAN$/unit)
2,056	2,249	9%

Sales ($M)		4%
324	338

Operating income ($M)
(as reported)
18	17	-6%

(adjusted)[1]		-21%
24	19

OIBD[1] ($M)
33	33	—
% of sales
10%	10%

(adjusted)[1]
39	35	-10%
% of sales
12%	10%

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 8 to 14 for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-company shipments.

External manufacturing shipments decreased by 10,000 s.t., or 20%, in the second quarter of 2017 compared to the same period of 2016. The lower level of external shipments increased the integration rate to 71% in the current period, from 65% in the second quarter of 2016. This quarter was also impacted by the completion of the work at the St. Helens, Oregon manufacturing facility to align its production parameters with market demand and the requirements of the new converting plant in nearby Scappoose, Oregon. Converting shipments increased by 3,000 s.t., or 3%, primarily due to Consumer Products sector growth.

The 9% increase in the average Canadian dollar selling price was mainly due to the 4% average depreciation of the Canadian dollar against the U.S. dollar as well as a favourable mix of converted products sold. In addition, price increases announced during the second half of 2016 in both the AFH and Consumer Products sectors also positively impacted the average selling price compared to 2016.

Second quarter sales increased 4% compared to the prior year. This reflects a $15 million increase stemming from the higher average selling price, due primarily to the higher proportion of sales of converted products, and a $11 million favourable foreign exchange rate impact. Offsetting these was a $15 million negative impact related to lower volumes.

The 6% decrease in operating income is mainly attributable to lower overall volumes and the significant price increase of both recycled fibres and virgin pulp year-over-year. The strategic marketing investments in our brand repositioning in both Consumer Products and AFH as well as the finalization of the start-up costs at the new Oregon converting plant also negatively impacted the results on a year-over-year basis. The start-up of the facility is now behind us and we will continue optimizing the production over the next quarters. As well, other production costs increased, since converted products represented a higher proportion of total volumes compared to last year, but these products generate greater contribution to operating income through higher selling prices.

The segment also incurred certain specific items1 in the second quarters of 2017 and 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $19 million in the second quarter of 2017, compared to $24 million in the same period of 2016.

27

CORPORATE ACTIVITIES

Operating income in the first half of 2017 includes an unrealized gain of $7 million on financial instruments (gain of $3 million in the second quarter). This compares to an unrealized gain of $18 million in the first half of 2016 (gain of $4 million in the second quarter) following the sharp appreciation of the Canadian dollar at the end of the first quarter. In 2017, a gain of $1 million on sale of assets is also included in operating income.

Activities related to our ERP system and business process re-engineering increased our costs by $8 million in the first half of 2017 compared to the same period in 2016. These higher costs reflect the acceleration of the implementation of our ERP platform since the second half of 2016 and costs associated with efforts to optimize several internal processes such as planning, logistics and procurement that were added during 2016 and the beginning of 2017. These activities are expected to reduce cost levels in the future but will require average quarterly investments of approximately $7 million through the end of 2017 in order to complete.

STOCK-BASED COMPENSATION EXPENSE

Share-based compensation expense recognized in the Corporate Activities results amounted to $6 million in the first half of 2017 ($4 million in the second quarter) compared to $1 million in the same period of 2016 ($3 million in the second quarter) as result of our market share price fluctuations during both periods. For more details on stock-based compensation, please refer to Note 20 of the 2016 audited consolidated financial statements.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased by $9 million to $103 million in the first half of 2017 ($56 million in the second quarter) compared to $94 million in the same period of 2016 ($47 million in the second quarter). The increase is mostly due to the consolidation of Greenpac in the second quarter of 2017.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS

The financing expense and interest on employee future benefits stood at $47 million in the first half of 2017 ($25 million in the second quarter), compared to $47 million in the same period of 2016 ($22 million in the second quarter). The additional interest expense from the consolidation of Greenpac in the second quarter of 2017 was offset by lower indebtedness, when excluding the Greenpac acquisition, and capitalized interest on major investments.

PROVISION FOR INCOME TAXES

In the first half of 2017, the Corporation recorded an income tax recovery of $43 million, for an effective tax rate of -10%. This compares to an income tax provision of $34 million in the same period of 2016.

(in millions of Canadian dollars)	NOTE	For the 3-month period ended June 30, 2017	For the 6-month periods ended June 30, 2017
Provision for income taxes based on the combined basic Canadian and provincial income tax rate		69	119
Adjustment of provision for (recovery of) income taxes arising from the following:
Difference in statutory income tax rate of foreign operations		20	20
Reversal of tax liabilities related to our previously held investment in Greenpac	4	(70)	(70)
Non taxable gain on revaluation of previously held equity interest - Greenpac associate	4	(80)	(80)
Capital gain on revaluation of previously held equity interest - Boralex associate	6	—	(21)
Change in unrecognized to recognized tax asset relating to operating tax losses		(3)	(4)
Other		(6)	(7)
		(139)	(162)
Recovery of income taxes		(70)	(43)

In conjunction with the acquisition of Greenpac, the Corporation recorded an income tax recovery of $70 million representing deferred income taxes on its investment prior to the acquisition on April 4, 2017. Also, there was no income tax provision recorded on the gain of $223 million generated by the business combination of Greenpac since they are included in the fair value of assets and liabilities acquired as described in Note 4 of the 2017 second quarter financial statements.

28

The tax provision or recovery on foreign exchange gains or losses on long-term debt and related financial instruments, in addition to some share of results of Canadian associates and joint ventures, including fair value revaluation gain on investment in Boralex, are calculated at the rate of capital gains.

The Corporation's share of results for our United States-based joint ventures and associates, which are mostly composed of the Greenpac Mill up to the first quarter of 2017, is taxed based on the statutory tax rate. Moreover, as Greenpac is a limited liability company (LLC), partners agreed to account for it as a disregarded entity for tax purposes. As such, income taxes at the United States statutory tax rate are fully integrated into each partners' consolidated income tax provision based on its respective share in the LLC, and no income tax provision is included in Greenpac's net earnings.

The effective tax rate and income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 39%. The weighted-average applicable tax rate was 26.7% in the first half of 2017.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

Until March 10, 2017, the share of results of associates and joint ventures included our 17.37% interest in Boralex Inc. (“Boralex”), a Canadian public corporation. Boralex is a producer of electricity whose core business is the development and operation of power stations that generate renewable energy, with operations in the Northeastern United States, Canada and France.

On January 18, 2017, Boralex issued common shares to partly finance the acquisition of the interest of Enercon Canada Inc. in the Niagara Region Wind Farm. As a result, the Corporation's participation in Boralex decreased to 17.37%. This resulted in a dilution gain of $15 million, which is included in line item “Share of results of associates and joint ventures” in the consolidated statement of earnings.

On March 10, 2017, Boralex announced the appointment of a new Chairman of the Board. This change in the Board composition combined with the decrease of our participation discussed above triggered the loss of significant influence of the Corporation over Boralex. Therefore, our investment in Boralex was no longer classified as an associate and is now considered an available-for-sale financial asset, which is classified in ''Other assets.'' Consequently, our investment in Boralex was re-evaluated at fair value on March 10, 2017, and we recorded a gain of $155 million. At the same time, accumulated other comprehensive loss components of Boralex totaling $10 million and included in our consolidated balance sheet were released to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

After the reporting period, on July 27, 2017, the Corporation announced the sale of all of its shares in Boralex to the Caisse de Dépôt et placement du Québec for an amount of $288 million. The increase in fair value of $18 million from March 10 to July 27, 2017, recorded in accumulated other comprehensive income will materialize, and the Corporation will record a gain of $18 million in the third quarter. Consequently with this transaction, the Corporation has reassessed the probability of recovering unrealized capital losses on long-term debt due to foreign exchange fluctuations. As a result, $11 million of tax assets will be reversed in the third quarter and recorded in the statement of earnings.

On April 5, 2017, the Corporation announced the inclusion of Greenpac's results on a consolidated basis starting on April 4, 2017. The transaction resulted in a gain of $223 million on the revaluation of previously held interests. As a result of the acquisition, accumulated other comprehensive loss components of Greenpac totaling $4 million and included in our consolidated balance sheet prior to the acquisition were reclassified to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

Prior to the announcement, the Corporation recorded its 62.5% share of the Greenpac Mill results as an associate. As such, In the first quarter of 2017, contribution stood at $7 million. In the first half of 2016, Greenpac had a contribution of $5 million (loss of $1 million in the second quarter, mainly explained by our $7 million share of fees related to the debt refinancing completed in the second quarter of 2016). No provision for income taxes was included in our Greenpac share of results, as it is a disregarded entity for tax purposes (see the ''Provision for income taxes'' section above for more details).

For more information on specific items, please refer to the ''Supplemental Information on Non-IFRS Measures'' section on pages 8 to 14.

29

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities generated $60 million of liquidity in the first half of 2017 ($66 million in the second quarter), compared to $104 million generated in the same period of 2016 ($81 million in the second quarter). Changes in non-cash working capital components required $62 million of liquidity in the first half of 2017 ($23 million in the second quarter), versus $59 million in the same period of 2016 ($26 million in the second quarter). The first half of the year normally requires cash for working capital purposes due to seasonal variations, while prepaid expenses and payments of volume rebates are also more elevated in the first three months of the year. Moreover, inventory build-up normally takes place during the first half of the year in preparation for the seasonally stronger summer. As at June 30, 2017, working capital as a percentage of LTM sales stood at 10.5% compared to 11.0% as at December 31, 2016.

Cash flow from operating activities, excluding changes in non-cash working capital components, stood at $122 million in the first half of 2017 ($89 million in the second quarter), which compared to $163 million in the same period of 2016 ($107 million in the second quarter). This cash flow measurement is relevant to the Corporation's ability to pursue its capital expenditure program and reduce its indebtedness.

INVESTING ACTIVITIES

Investment activities required $77 million in the first half of 2017 ($2 million generated in the second quarter), compared to $107 million used in the same period of 2016 ($51 million used in the second quarter). Capital expenditure payments in the first half of 2017 totaled $98 million ($37 million in the second quarter), compared to $102 million in the same period of 2016 ($47 million in the second quarter). The business combination of Greenpac in the second quarter of 2017 added $34 million of cash and cash equivalents. Proceeds on disposals of property, plant and equipment were also higher in 2017 compared to 2016. Refer to the ''Supplemental Information on Non-IFRS Measures'' section on pages 8 to 14 for more details.

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Total capital expenditure payments in the first half of 2017 were $98 million ($37 million in the second quarter), compared to $102 million in the same period of 2016 ($47 million in the second quarter). However, new capital expenditure projects amounted to $88 million in the first half of 2017 ($41 million in the second quarter), compared to $100 million in the same period of 2016 ($50 million in the second quarter). The variance in the amounts is related to purchases of property, plant and equipment included in ''Trade and Other Payables'' and to capital-lease acquisitions.

New capital expenditure projects by sector were as follows (in $M):

The major capital projects that were initiated, are in progress or were completed in the first half of 2017 are as follows:

BOXBOARD EUROPE

•	Installation of new shoe press equipment at the Blendecques, France, recycled fibres plant that will provide more efficient dewatering while improving the technical characteristics of the board and greater productivity.

SPECIALTY PRODUCTS

•	Extension of a plant and a new extruder at the rigid plastic packaging facility located in Drummondville, Québec.

30

TISSUE

•	Investments associated with the new tissue converting plant in Scappoose, Oregon. Please refer to the ''Significant Facts and Developments'' section for more details.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES AND CHANGE IN INTANGIBLE AND OTHER ASSETS

The investments in associates and joint ventures and change in intangible and other assets used $27 million in the first half of 2017 ($6 million invested in the second quarter), compared to $8 million generated in the same period of 2016 ($10 million generated in the second quarter). The main items associated with these amounts were as follows:

At the end of the first quarter of 2017, the Corporation announced the acquisition of a minority stake in Containerboard Partners (Ontario) Inc., which owns 12% of Greenpac, for a consideration of US$12 million ($16 million). This transaction increased the Corporation's total participation in Greenpac by 2.8% to 62.5% via the acquired additional indirect ownership.

In the first half of 2017, the Corporation invested $11 million in intangible and other assets ($7 million in the same period of 2016) related to our ERP information technology system and additional software needed to support our business process optimization.

In the first half of 2016, the Corporation received reimbursements from Greenpac related to its bridge loan and management fees. As well, the Corporation received a separate reimbursement associated with an amount held in trust that was no longer required.

FINANCING ACTIVITIES

Financing activities, including $8 million ($4 million in the second quarter) of dividend payments, debt repayment and the change in our revolving facility, generated $21 million in liquidity in the first half of 2017 ($70 million used in the second quarter), compared to $26 million used in the same period of 2016 ($68 million used in the second quarter). Cascades issued 192,375 common shares at an average price of $7.56 as a result of the exercise of stock options in the first half of 2017, representing an aggregate amount of $1 million received. During the first half of 2017, the Corporation also paid $7 million for the settlement of a portion of its 2017 derivative financial instruments on long-term debt. Dividends paid to non-controlling interests amount to $3 million in 2017 compared to $1 million in 2016. These payments are the results of dividends paid to the non-controlling shareholders of Greenpac and/or Reno de Medici.

CONSOLIDATED FINANCIAL POSITION

AS AT JUNE 30, 2017 AND DECEMBER 31, 2016

The Corporation's financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	June 30, 2017	December 31, 2016
Cash and cash equivalents	67	62
Working capital[1]	469	326
As a % of sales[2]	10.5%	11.0%

Bank loans and advances	26	28
Current portion of long-term debt	52	36
Long-term debt	1,769	1,530
Total debt	1,847	1,594
Net debt (total debt less cash and cash equivalents)	1,780	1,532

Equity attributable to Shareholders	1,470	984
Non-controlling interests	154	90
Total equity	1,624	1,074
Total equity and net debt	3,404	2,606
Ratio of net debt/(total equity and net debt)	52.3%	58.8%
Shareholders' equity per common share (in dollars)	$15.52	$10.41

1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.

2 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Starting in Q2 2017, including Greenpac on a consolidated basis.

31

NET DEBT1 RECONCILIATION

The variances in the net debt (total debt less cash and cash equivalents) in the first half of 2017 are shown below (in millions of dollars), with the applicable financial ratios included.

403	Adjusted OIBD[1,2] (last twelve months)	425
3.8	Net debt/Adjusted OIBD[1,2]	4.2

Liquidity available via the Corporation's credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet our financial obligations and to fulfill our capital expenditure program for at least the next twelve months. Capital expenditures for 2017 have been budgeted at approximately $200 million. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at June 30, 2017, the Corporation had $597 million (net of letters of credit in the amount of $13 million) available through its $750 million credit facility (excluding our subsidiaries Greenpac and Reno De Medici's credit facilities).

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 8 to 14 for reconciliation of these figures.

2 2017 Adjusted OIBD including last twelve months of Greenpac on a pro forma basis.

32

NEAR-TERM OUTLOOK

Looking ahead, we remain cautiously optimistic. While raw material pricing fluctuations will persist, we believe that the embedded cost increases will be offset by the continuing implementation of the announced price increases, thereby easing pressure on margins going forward. That said, we expect our average OCC cost in the third quarter to be stable to slightly above second quarter levels, as both domestic and export-related demand remain robust.

On a segmented basis, near-term performance from our Containerboard activities should benefit from the favourable North American industry demand trends, the seasonally strong summer season, the addition of Greenpac results, and the full roll-out of the price increases throughout our customer base. More specifically, with the Fall 2016 US$40 s.t. price increase fully implemented as of the end of the second quarter, additional benefits will be realized as the February 2017 US$50 s.t. increase is rolled-out and fully implemented as of the end of the third quarter. In addition, fulfillment of the US$20/s.t. increase in medium prices is expected to be positive for results as of the end of the third quarter. In Boxboard Europe, results are expected to continue to reflect the more favourable market dynamics including stronger order inflow and backlog trends, and the continued implementation of the announced €20 per ton price increase and subsequently announced €40 per ton price increase, the latter of which is effective in September. Performance in the Specialty Products segment is expected to include variances in its recovery and recycling activities that mirror changes in market pricing, and continued positive momentum in its other activities. Finally, near-term results from our Tissue activities are expected to reflect a combination of the seasonally stronger summer season, benefits from the ramp up of the new converting facility in Oregon, offset by higher raw material prices and continued pricing pressure in the jumbo roll segment.

Going forward, we remain committed to our stated objectives. In the near-term, we are focused on completing the implementation of the announced price increases in our Containerboard segment to offset the recent raw material cost inflation. In addition, we are intent on finalizing our ERP implementations and our internal business process reorganization by the end of 2017, after which efforts will be refocused on optimization. While these transformation initiatives are expected to remain demanding at the operational level through the end of 2017, the resulting internal transformation will contribute to our efforts to strengthen our market positioning and increase our operational flexibility. In the mid to longer-term, we remain committed to continuing to reduce our debt levels to increase our financial flexibility and enhance our ability to pro-actively deliver on our strategic objectives and create long-term value.

33

CAPITAL STOCK INFORMATION

SHARE TRADING

Cascades' stock is traded on the Toronto Stock Exchange under the ticker symbol ''CAS.'' From April 1, 2017 to June 30, 2017, Cascades' share price fluctuated between $13.73 and $17.73. During the same period, 22.8 million Cascades shares were traded on the Toronto Stock Exchange. On June 30, 2017, Cascades shares closed at $17.69. This compares to a closing price of $9.15 on the same day last year.

COMMON SHARES OUTSTANDING

As at June 30, 2017, the Corporation's issued and outstanding capital stock consisted of 94,718,891 common shares (94,526,516 as at December 31, 2016), and 4,901,161 issued and outstanding stock options (5,093,536 as at December 31, 2016). In the first half of 2017, there were no common shares repurchased by the Corporation, and 192,375 stock options were exercised. As at August 9, 2017, issued and outstanding capital stock consisted of 94,718,891 common shares and 4,901,161 stock options.

NORMAL COURSE ISSUER BID PROGRAM

The current normal course issuer bid enables the Corporation to purchase for cancellation up to 946,066 common shares between March 17, 2017 and March 16, 2018. During the period from March 17, 2017 to August 9, 2017, there were no common shares repurchased by the Corporation.

DIVIDEND POLICY

On August 9, 2017, Cascades' Board of Directors declared a quarterly dividend of $0.04 per share to be paid on September 1, 2017, to shareholders of record at the close of business on August 23, 2017. This $0.04 per share dividend is in line with the previous quarter and the same quarter last year. On August 9, 2017, dividend yield was 1.1%.

	2015			2016				2017
TSX Ticker: CAS	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Common shares outstanding (in millions) [1]	94.4	94.5	95.3	95.4	94.5	94.4	94.5	94.7	94.7
Closing price [1]	$7.15	$8.61	$12.71	$8.57	$9.15	$12.83	$12.10	$13.71	$17.69
Average daily volume [2]	121,917	123,487	218,204	291,483	166,510	118,987	118,554	182,011	362,191
Dividend yield [1]	2.2%	1.9%	1.3%	1.9%	1.7%	1.2%	1.3%	1.2%	0.9%

1 On the last day of the quarter.

2 Average daily volume on the Toronto Stock Exchange.

CASCADES' SHARE PRICE FOR THE PERIOD JULY 1, 2015 TO JUNE 30, 2017

34

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

For all the details for this section, please refer to the notes to the unaudited condensed interim consolidated financial statements.

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's President and Chief Executive Officer, and its Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICFR) as defined in National Instrument 52-109, "Certification of Disclosure in Issuer's Annual and Interim Filings," in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. They have limited the scope of their design of DC&P and ICFR to exclude controls, policies and procedures of Greenpac Holding LLC (Greenpac). The design and evaluation of the operating effectiveness of Greenpac's DC&P and ICFR will be completed within 365 days from the date of acquisition.

Greenpac’s balance sheet and results are included in our consolidated financial statements since the combination date. They constituted approximately 18.8% of total consolidated assets as of April 4, 2017 while they represented approximately 6% of consolidated sales and approximately 0.9% of consolidated net earnings attributable to Shareholders for the 3-month period ended June 30, 2017.

Further details on this acquisition are disclosed in Note 4 of the Corporation’s unaudited condensed interim consolidated financial statements

Subject to the limitation herein above, the DC&P have been designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation's DC&P were effective as at June 30, 2017.

The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have evaluated the effectiveness of the ICFR as at June 30, 2017, based on the control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this evaluation, they have concluded that the Corporation’s ICFR were effective as of the same date.

During the three-month period ended June 30, 2017, there were no changes in the Corporation’s ICFR that materially affected, or are reasonably likely to materially affect, the Corporation’s ICFR.

35

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks arising from changes in the selling prices of its principal products, the cost of raw material, interest rates and foreign currency exchange rates, all of which could have an impact on the Corporation's financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, and not for speculative investment purposes.

Pages 72 to 80 of our Annual Report for the year ended December 31, 2016, contain a discussion of the key areas of the Corporation's business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Please refer to our Annual Report for further details.

36

APPENDIX

INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

FINANCIAL RESULTS FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

SALES

Sales increased by $135 million, or 7%, to $2,136 million in the first half of 2017, compared to $2,001 million in the same period of 2016. This reflects the consolidation of Greenpac in the second quarter of 2017, and higher sales from our recovery and recycling activities as a result of stronger recycled fibre prices in the market. As well, higher average selling prices generated higher sales, most notably in our containerboard and tissue papers segments.

OPERATING INCOME FROM CONTINUING OPERATIONS

The Corporation's operating income decreased by $59 million to $79 million in the first half of 2017, compared to $138 million in the same period of 2016. Variance of specific items recorded in both periods (please refer to the "Supplemental Information on Non-IFRS Measures" section on pages 8 to 14 for more details) decreased operating income by $14 million. The decrease reflects higher raw material costs that negatively impacted contribution levels from containerboard, tissue papers and boxboard Europe, higher corporate costs related to the continuing ERP platform and business process review implementations as well as additional costs linked to recent brand repositioning and new plant start-up costs in the tissue papers sector. As well, other production costs increased because converted products represented a higher proportion of total volumes compared to last year for our Tissue papers segment. Converted products generate more contribution to operating income through higher selling prices, but these are partly offset by higher production cost on a per ton basis. Offsetting these decreases were higher average selling prices, primarily in our containerboard and tissue papers segments, and the consolidation of Greenpac. Higher profitability in our recovery and recycling activities following higher margins also helped to counterbalance the decrease.

Adjusted operating income1 stood at $79 million in the first half of 2017, compared to $124 million in the same period of 2016.

The main variances in sales and operating income in the first half of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

For Notes 1 to 5, see definitions on page 19.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 38 to 45).

37

APPENDIX (CONTINUED)

INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Performance (Q2 2016 YTD vs. Q2 2017 YTD)

The main variances in sales and operating income for the Containerboard Packaging segment in the first half of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

For Notes 1 to 4, see definitions on page 19.

The Corporation incurred some specific items in the first halves of 2017 and 2016 that adversely or positively affected its operating income. Please refer to pages 8 to 14 for more details and reconciliation.

38

Q2 2016 YTD	Q2 2017 YTD	Change in %

Shipments[2] ('000 s.t.)		18%
561	660

Average Selling Price
(CAN$/unit)
1,208	1,173	-3%
		—

Sales ($M)		14%
678	774

Operating income ($M)
(as reported)
86	63	-27%

(adjusted)[1]		-21%
86	68

OIBD[1] ($M)
(as reported)
115	96	-17%
% of sales
17%	12%

(adjusted)[1]
115	101	-12%
% of sales
17%	13%

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 8 to 14 for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-company shipments. Including 6.1 billion square feet in the first half of 2017 compared to 6.0 billion square feet in the same period of 2016.

3 Up to Q1 2017, the Corporation's interest in Greenpac was recorded under the equity method. All transactions were therefore accounted for as external.

4 Starting in Q2 2017, including sales to other partners in Greenpac.

Shipments increased by 99,000 s.t., or 18%, in the first half of 2017. Year-to-date external shipments from containerboard mills increased by 96,000 s.t., or 44%, mainly coming from Greenpac's consolidation (please refer to the ''Business Highlights'' section for more details). Also, the manufacturing capacity utilization rate rose by 2% compared to the same period last year. The mill integration rate decreased to 51%4 in the first half of 2017 from 53% in the same period last year as a result of Greenpac being less integrated than other mills. Including sales to associates, the integration rate in the first half of 2017 was 65%4 compared to 67% at the same period last year. On the converting side, shipments increased by 1%, or 3,000 s.t., compared to last year. Excluding the 10,000 s.t. of shipments arising from the transaction completed with US-based company Rand-Whitney, converting activities shipments decreased by 2%.

The lower average selling price reflects a less favourable product mix compared to the same period last year. More specifically, the consolidation of Greenpac increased the proportion of sales from our primary sector, which are sold at a lower price than our converted products, by 9%. The average selling price denominated in Canadian dollars increased by $46 per s.t., or 7%, for our primary products, and by $42 per s.t. or 3%, in our converting sector.

Sales from the Containerboard Packaging segment increased by $96 million, or 14%, year-over-year, with the Greenpac consolidation contributing $68 million of this sales increase. An additional $10 million of sales stems from the transaction concluded with US-based company Rand-Whitney in 2016. Excluding the Greenpac impact on sales mix, the higher average selling price denominated in Canadian dollars added $16 million to sales. The slight average depreciation of the Canadian dollar and the higher volume also positively impacted sales by $2 million and $1 million, respectively. On the negative side, the lower percentage of converted products in the product mix subtracted $1 million from sales.

Operating income decreased by $23 million, or 27%, compared to last year. This decrease is mainly explained by higher average raw material and operational costs, which subtracted $24 million and $17 million, respectively, from operating income. Increased operating costs, mainly repair & maintenance, energy and freight costs impacted operating income compared to last year. The segment also incurred a one time litigation settlement charge with a client. Moreover, higher labour, training and warehousing costs related to ERP and business process optimization following some implementations had a slight negative impact on operating income. However, operating income benefited from the Greenpac consolidation. The higher average selling prices, excluding Greenpac, added another $15 million compared to last year.

The segment incurred some specific items1 in the first halves of 2017 and 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $68 million in the second quarter of 2017, compared to $86 million in the same period of 2016.

Finally, the Corporation's results for the first half of 2017 include its share of results of its associate Greenpac3 Mill (59.7%) prior to the consolidation announced on April 5, 2017. In the first quarter of 2017, contribution stood at $7 million. In the first half of 2016, Greenpac had a contribution of $5 million, mainly explained by our $7 million share of fees related to the debt refinancing completed in the second quarter of 2016.

39

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Performance (Q2 2016 YTD vs. Q2 2017 YTD)

The main variances in sales and operating income generated by the Boxboard Europe segment in the first half of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

For Notes 1 to 4, see definitions on page 19.

The Corporation incurred some specific items in the first halves of 2017 and 2016 that adversely or positively affected its operating income. Please refer to pages 8 to 14 for more details and reconciliation.

40

Q2 2016 YTD	Q2 2017 YTD	Change in %

Shipments[2] ('000 s.t.)		6%
545	579

Average Selling Price[3]
(CAN$/unit)
763	732	-4%
(Euro€/unit)
514	507	-1%

Sales ($M)		2%
416	424

Operating income ($M)
(as reported)
15	18	20%

(adjusted)[1]		12%
17	19

OIBD[1] ($M)
(as reported)
31	34	10%
% of sales
7%	8%

(adjusted)[1]
33	35	6%
% of sales
8%	8%

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 8 to 14 for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-company shipments.

3 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Recycled boxboard shipments increased by 30,000 s.t. or 7% to 489,000 s.t. during the first half of 2017, while shipments of virgin boxboard increased by 4,000 s.t. or 5% to 90,000 s.t. The increase in shipments is mainly attributable to higher demand in Western Europe.

The average selling price decreased by 1% in euros and by 4% in Canadian dollars, reflecting the 3% average appreciation of the Canadian dollar against the euro. When compared to the first half of 2016, the average selling price in recycled boxboard activities decreased by €4, or 1%, while the average selling price in virgin boxboard activities decreased by €24, or 3%, in the first half of 2017.

The increase in sales reflects the higher volumes coming from both virgin and recycled fibres activities, as explained previously. On the other hand, the 3% average appreciation of the Canadian dollar against the euro and lower average selling price partly offset the increase.

Operating income increased by $3 million, or 20%, in the first half of 2017, largely due to lower energy costs. The higher volumes, as explained, also contributed $7 million to operating income. Higher recycled fibre market prices reduced operating results by $13 million, and the lower average selling price subtracted an additional $6 million.

The segment incurred some specific items1 in the first halves of 2017 and 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $19 million in the first half of 2017, compared to $17 million in the same period of 2016.

41

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Performance (Q2 2016 YTD vs. Q2 2017 YTD)

The main variances in sales and operating income generated by the Specialty Products segment in the first half of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

For Notes 1 to 5, see definitions on page 19.

The Corporation incurred some specific items in the first halves of 2017 and 2016 that adversely or positively affected its operating income. Please refer to pages 8 to 14 for more details and reconciliation.

42

Q2 2016 YTD	Q2 2017 YTD	Change in %

Shipments[2] ('000 s.t.)		3%
93	96

Sales ($M)		18%
306	361

Operating income ($M)
(as reported)
25	27	8%

(adjusted)[1]		29%
21	27

OIBD[1] ($M)
(as reported)
34	38	12%
% of sales
11%	11%

(adjusted)[1]
30	38	27%
% of sales
10%	11%

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 8 to 14 for reconciliation of these figures.

2 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.

3 Recovery and Recycling activities: Given the level of integration of this segment within the other segments of the Corporation, variances in results are presented excluding the impact of this segment. The variations of this segment are presented separately on a global basis.

Shipments in the Specialty Products segment increased in almost all our sectors, including Recovery and Recycling3. More specifically, shipments in the Industrial Packaging sector increased by 3% in the first half of 2017. This good performance is a result of improving market dynamics and the strengthening of our European paper mill packaging facility.

In addition to higher volumes, higher selling prices in our Recovery and Recycling activities3 contributed $64 million toward the 18% increase in sales. Higher selling prices in our Industrial and Consumer Products packaging sectors also contributed a total of $5 million to sales. These positive factors were partly offset by the loss of revenues following the closure of our pulp plant in Auburn, Maine, at the end of the second quarter in 2016.

Operating income increased by 8% in the first half of 2017. This reflects higher realized spreads (between average selling prices and raw material costs) in our Recovery and Recycling activities3, which accounted for $10 million of the increase. Other variances, including specific items1 and depreciation and amortization expense, subtracted $8 million.

The segment incurred some specific items1 in the first half of 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $27 million in the first half of 2017, compared to $21 million in the same period of 2016.

43

BUSINESS SEGMENT REVIEW

TISSUE PAPERS

Our Performance (Q2 2016 YTD vs. Q2 2017 YTD)

The main variances in sales and operating income generated by the Tissue Papers segment in the first half of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

For Notes 1 to 4, see definitions on page 19.

The Corporation incurred some specific items in the first halves of 2017 and 2016 that adversely or positively affected its operating income. Please refer to pages 8 to 14 for more details and reconciliation.

44

Q2 2016 YTD	Q2 2017 YTD	Change in %

Shipments[2] ('000 s.t.)		-4%
301	290

Average Selling Price
(CAN$/unit)
2,143	2,221	4%
		—

Sales ($M)		—
644	644

Operating income ($M)
(as reported)
37	25	-32%

(adjusted)[1]		-37%
43	27

OIBD[1] ($M)
(as reported)
67	56	-16%
% of sales
10%	9%

(adjusted)[1]
73	58	-21%
% of sales
11%	9%

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 8 to 14 for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-company shipments.

External manufacturing shipments decreased by 12,000 s.t., or 13%, in the first half of 2017 compared to the same period of 2016. This was mainly related to work completed at the St-Helens, Oregon, manufacturing facility to upgrade and align production parameters with market demand and the requirements of the new converting plant in Scappoose, Oregon. Lower external manufacturing shipment levels increased the integration rate from 67% in the first half of 2016, to 71% in 2017. Converting shipments increased by 1,000 s.t., or 1%, in the period.

The 4% increase in the average Canadian dollar selling price was mainly due to a favourable mix of products sold. The price increases announced during the second half of 2016 in both the AFH and Consumer Products sectors also positively impacted the average selling price compared to 2016.

Sales for the first half of 2017 remained stable compared to the prior year. This reflects a $21 million negative impact related to lower volumes and a $2 million favourable foreign exchange impact. As well, the higher average selling price, primarily as a result of the higher proportion of converted products sold, generated an additional $19 million of sales.

The 32% decrease in operating income was mainly attributable to lower overall volumes and the significant increase in recycled fibre costs. Benefits realized from improved operational efficiencies in 2017 were offset by higher transportation costs, increased marketing expenses related to brand repositioning in both Consumer Products and AFH, and start-up costs for the new Oregon converting plant. The start-up of the facility is now behind us, and we will start seeing benefits in the next quarters. As well, other production costs per ton sold increased because converted products represented a higher proportion of total volumes compared to last year, but these products generate more contribution to operating income through higher selling prices.

The segment incurred some specific items1 in the first halves of 2017 and 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $27 million in the first half of 2017, compared to $43 million in the same period of 2016.

45

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	June 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents		67	62
Accounts receivable		611	524
Current income tax assets		12	12
Inventories		570	477
Current portion of financial assets	9	7	3
		1,267	1,078
Long-term assets
Investments in associates and joint ventures	6	78	335
Property, plant and equipment		2,079	1,618
Intangible assets with finite useful life		210	171
Financial assets	9	27	10
Other assets	6, 9 and 10	355	72
Deferred income tax assets	10	159	179
Goodwill and other intangible assets with indefinite useful life		594	350
		4,769	3,813
Liabilities and Equity
Current liabilities
Bank loans and advances		26	28
Trade and other payables		701	661
Current income tax liabilities		2	1
Current portion of long-term debt	7	52	36
Current portion of provisions for contingencies and charges		8	9
Current portion of financial liabilities and other liabilities	9	102	27
		891	762
Long-term liabilities
Long-term debt	7	1,769	1,530
Provisions for contingencies and charges		36	34
Financial liabilities	9	25	16
Other liabilities		185	178
Deferred income tax liabilities		239	219
		3,145	2,739
Equity attributable to Shareholders
Capital stock		489	487
Contributed surplus		16	16
Retained earnings		983	512
Accumulated other comprehensive loss		(18)	(31)
		1,470	984
Non-controlling interests		154	90
Total equity		1,624	1,074
		4,769	3,813

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

46

CONSOLIDATED STATEMENTS OF EARNINGS

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except per common share amounts and number of common shares) (unaudited)	NOTE	2017	2016	2017	2016
Sales		1,130	998	2,136	2,001
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $56 million for 3-month period (2016 — $47 million) and $103 million for 6-month period (2016 — $94 million))		965	834	1,835	1,680
Selling and administrative expenses		118	98	224	191
Gain on acquisitions, disposals and others	5	(8)	(4)	(8)	(4)
Impairment charges and restructuring costs	5	13	9	14	9
Foreign exchange gain		(2)	(1)	(1)	—
Gain on derivative financial instruments		(4)	(3)	(7)	(13)
		1,082	933	2,057	1,863
Operating income		48	65	79	138
Financing expense		24	20	45	44
Interest expense on employee future benefits		1	2	2	3
Foreign exchange gain on long-term debt and financial instruments		(11)	(6)	(19)	(42)
Fair value revaluation gain on investments	4 and 6	(219)	—	(364)	—
Share of results of associates and joint ventures	6	(5)	(1)	(33)	(15)
Earnings before income taxes		258	50	448	148
Provision for (recovery of) income taxes	8	(70)	13	(43)	34
Net earnings including non-controlling interests for the period		328	37	491	114
Net earnings attributable to non-controlling interests		5	1	7	3
Net earnings attributable to Shareholders for the period		323	36	484	111
Net earnings per common share
Basic		$3.41	$0.38	$5.11	$1.17
Diluted		$3.30	$0.37	$4.96	$1.14
Weighted average basic number of common shares outstanding		94,702,041	94,596,934	94,628,481	94,969,656
Weighted average number of diluted common shares		97,732,263	96,463,392	97,452,425	96,985,595

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

47

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2017	2016	2017	2016
Net earnings including non-controlling interests for the period		328	37	491	114
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries		(19)	(9)	(25)	(53)
Change in foreign currency translation related to net investment hedging activities		9	7	15	45
Cash flow hedges
Change in fair value of commodity derivative financial instruments		(1)	7	(2)	6
Available-for-sale financial assets	6	7	(1)	19	(2)
Share of other comprehensive income of associates	4 and 6	4	(3)	21	(9)
Provision for income taxes		(4)	(2)	(13)	(5)
		(4)	(1)	15	(18)
Items that are reclassified to retained earnings
Actuarial loss on post-employment benefit obligations		(7)	(15)	(5)	(34)
Recovery of income taxes		2	4	1	9
		(5)	(11)	(4)	(25)
Other comprehensive income (loss)		(9)	(12)	11	(43)
Comprehensive income including non-controlling interests for the period		319	25	502	71
Comprehensive income (loss) attributable to non-controlling interests for the period		7	(2)	9	(2)
Comprehensive income attributable to Shareholders for the period		312	27	493	73

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

48

CONSOLIDATED STATEMENTS OF EQUITY

		For the 6-month period ended June 30, 2017
(in millions of Canadian dollars) (unaudited)	NOTE	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period		487	16	512	(31)	984	90	1,074
Comprehensive income (loss)
Net earnings		—	—	484	—	484	7	491
Other comprehensive income (loss)		—	—	(4)	13	9	2	11
		—	—	480	13	493	9	502
Business combination	4	—	—	—	—	—	57	57
Dividends		—	—	(8)	—	(8)	—	(8)
Exercise of stock options		1	—	—	—	1	—	1
Issuance of common shares		1	—	—	—	1	—	1
Partial disposal of a subsidiary to non-controlling interest		—	—	(1)	—	(1)	1	—
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance - End of period		489	16	983	(18)	1,470	154	1,624

		For the 6-month period ended June 30, 2016
(in millions of Canadian dollars) (unaudited)		CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period		490	17	387	(27)	867	96	963
Comprehensive income (loss)
Net earnings		—	—	111	—	111	3	114
Other comprehensive loss		—	—	(25)	(13)	(38)	(5)	(43)
		—	—	86	(13)	73	(2)	71
Dividends		—	—	(8)	—	(8)	—	(8)
Exercise of stock options		—	1	—	—	1	—	1
Redemption of common shares		(4)	(2)	(2)	—	(8)	—	(8)
Dividends paid to non-controlling interests		—	—	—	—	—	(2)	(2)
Balance - End of period		486	16	463	(40)	925	92	1,017

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

49

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2017	2016	2017	2016
Operating activities
Net earnings attributable to Shareholders for the period		323	36	484	111
Adjustments for:
Financing expense and interest expense on employee future benefits		25	22	47	47
Depreciation and amortization		56	47	103	94
Gain on acquisitions, disposals and others	5	(8)	(5)	(8)	(5)
Impairment charges and restructuring costs	5	11	1	11	1
Unrealized gain on derivative financial instruments		(4)	(5)	(8)	(19)
Foreign exchange gain on long-term debt and financial instruments		(11)	(6)	(19)	(42)
Provision for (recovery of) income taxes	8	(70)	13	(43)	34
Fair value revaluation gain on investments	4 and 6	(219)	—	(364)	—
Share of results of associates and joint ventures	6	(5)	(1)	(33)	(15)
Net earnings attributable to non-controlling interests		5	1	7	3
Net financing expense paid		(10)	(3)	(48)	(47)
Net income taxes received (paid)		(1)	7	(6)	8
Dividend received		3	6	5	9
Employee future benefits and others		(6)	(6)	(6)	(16)
		89	107	122	163
Changes in non-cash working capital components		(23)	(26)	(62)	(59)
		66	81	60	104
Investing activities
Investments in associates and joint ventures	6	—	(2)	(16)	(2)
Payments for property, plant and equipment		(37)	(47)	(98)	(102)
Proceeds on disposals of property, plant and equipment		11	1	14	2
Change in intangible and other assets		(6)	12	(11)	10
Cash acquired in (paid for) a business combination	4	34	(15)	34	(15)
		2	(51)	(77)	(107)
Financing activities
Bank loans and advances		1	—	(2)	(2)
Change in revolving credit facilities		(50)	(53)	53	4
Increase in other long-term debt		—	14	6	15
Payments of other long-term debt		(14)	(21)	(19)	(26)
Settlement of derivative financial instruments		—	—	(7)	—
Issuance of common shares		—	—	1	—
Redemption of common shares		—	(3)	—	(8)
Dividends paid to non-controlling interests		(3)	(1)	(3)	(1)
Dividends paid to the Corporation’s Shareholders		(4)	(4)	(8)	(8)
		(70)	(68)	21	(26)
Change in cash and cash equivalents during the period		(2)	(38)	4	(29)
Currency translation on cash and cash equivalents		1	(1)	1	(2)
Cash and cash equivalents - Beginning of period		68	68	62	60
Cash and cash equivalents - End of period		67	29	67	29

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2016.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Corporation’s Packaging Products) and Tissue Papers.

	SALES
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Packaging Products
Containerboard	428	342	774	678
Boxboard Europe	213	197	424	416
Specialty Products	188	157	361	306
Intersegment sales	(27)	(14)	(49)	(29)
	802	682	1,510	1,371
Tissue Papers	338	324	644	644
Intersegment sales and Corporate activities	(10)	(8)	(18)	(14)
	1,130	998	2,136	2,001

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Packaging Products
Containerboard	51	60	96	115
Boxboard Europe	21	15	34	31
Specialty Products	20	20	38	34
	92	95	168	180
Tissue Papers	33	33	56	67
Corporate	(21)	(16)	(42)	(15)
Operating income before depreciation and amortization	104	112	182	232
Depreciation and amortization	(56)	(47)	(103)	(94)
Financing expense and interest expense on employee future benefits	(25)	(22)	(47)	(47)
Foreign exchange gain on long-term debt and financial instruments	11	6	19	42
Fair value revaluation gain on investments	219	—	364	—
Share of results of associates and joint ventures	5	1	33	15
Earnings before income taxes	258	50	448	148

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	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Packaging Products
Containerboard	9	9	15	25
Boxboard Europe	4	9	12	13
Specialty Products	6	4	9	12
	19	22	36	50
Tissue Papers	17	22	44	33
Corporate	5	6	8	17
Total acquisitions	41	50	88	100
Proceeds on disposals of property, plant and equipment	(11)	(1)	(14)	(2)
Capital-lease acquisitions	(4)	(4)	(7)	(11)
	26	45	67	87
Acquisitions of property, plant and equipment included in “Trade and other payables”
Beginning of period	8	7	25	19
End of period	(8)	(6)	(8)	(6)
Payments for property, plant and equipment net of proceeds on disposals	26	46	84	100

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(tabular amounts in millions of Canadian dollars)

NOTE 1

GENERAL INFORMATION

Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its common shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on August 9, 2017.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) as set forth in Part 1 of the Chartered Professional Accountants of Canada (“CPA Canada”) Handbook – Accounting, which incorporates IFRS as issued by the IASB.

The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent audited consolidated financial statements for the year ended December 31, 2016. Also, income taxes in the interim periods are accrued using the tax rate that would be applicable to expected annual earnings or loss for each jurisdiction.

NOTE 3

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of unaudited condensed interim consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. Critical accounting estimates and judgments are detailed in the audited consolidated financial statements as at and for the year ended December 31, 2016, except as disclosed in Notes 4 and 6.

NOTE 4

BUSINESS COMBINATION

On April 4, 2017, Cascades and its partners in Greenpac Holding LLC (Greenpac) agreed to modify the equity holders' agreement. These modifications enable Cascades to direct decisions about relevant activities. Therefore, from an accounting standpoint, Cascades now has control over Greenpac, which triggers its deemed acquisition and thus fully consolidates Greenpac starting April 4, 2017.

There is no cash consideration for the acquisition and there is no change of participation of each partner in Greenpac. Consideration transferred for the acquisition was the fair value of Cascades' investment in Greenpac based on the income approach less net liabilities with acquiree, which settled as a result of the transaction. The excess of the consideration over the net fair value of the assets acquired and the liabilities assumed resulted in a non-deductible goodwill of $256 million and has been allocated to the Containerboard Packaging segment Cash Generating Unit (“CGU”). The consolidation enables Cascades to better reflect its presence in the North American containerboard market.

One of the partners in Greenpac has a put option whereby the partner can require other partners or Greenpac itself to repurchase its shares at a price including a predetermined return on its investment. Under IFRS, this option gives the equity participation of this partner the characteristics of liability more than equity. As such, this partner's participation is classified in the current portion of other liabilities at an initial fair value of $85 million at the acquisition date.

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For accounting purposes, the Corporation's share of Greenpac stands at 78.3%. Legal ownership is 62.5% and the Corporation only records income taxes on 62.5% of Greenpac's profit before taxes, as it is a flow-through entity for tax purposes.

The change in control provides for the revaluation of the previously held interest to its fair market value. As such, a gain of $223 million was recognized in the statement of earnings in the second quarter. Also, consequent to the acquisition, accumulated other comprehensive loss components of Greenpac totaling $4 million and included in Cascades' consolidated balance sheet prior to the acquisition were reclassified to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

The Corporation has reversed its deferred income tax liability related to its Greenpac investment and recorded an income tax recovery of $70 million. The investment in Greenpac is considered as the consideration transferred for the Greenpac acquisition and, as a result, is accounted for as a deemed disposal for tax accounting purposes.

Since the date of acquisition, Greenpac has generated sales of $68 million and net earnings of $3 million. Had the acquisition occurred on January 1, 2017, consolidated sales year-to-date would have been $2,207 million while net profit attributable to Shareholders would have been approximately the same, since the Corporation was previously recording its share of results in Greenpac. These estimates are based on the assumption that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisition occurred on January 1, 2017.

The $20 million fair value of accounts receivables is equal to gross contractual cash flows which are all expected to be collected.

The purchase price allocation is preliminary as at June 30, 2017.

Assets acquired and liabilities assumed were as follows:

(in millions of Canadian dollars)		2017
	BUSINESS SEGMENT:	CONTAINERBOARD PACKAGING
	ACQUIRED COMPANY:	Greenpac Holding LLC
Fair values of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		34
Accounts receivable		20
Inventories		46
Current portion of financial assets		4
Property, plant and equipment		491
Financial assets		16
Client list		39
Goodwill		256
Total assets		906

Trade and other payables		(39)
Current portion of long-term debt		(15)
Current portion of financial liabilities and other liabilities		(90)
Long-term debt		(238)
Financial liabilities		(4)
Deferred income tax liabilities		(92)
Net assets acquired		428
Non-controlling interests		(57)
		371
Total consideration transferred
Previously held interest		187
Revaluation gain on previously held interest on April 4, 2017		223
Settlement of net liabilities with acquiree before the transaction		(39)
		371

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NOTE 5

GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS

In the first half of 2017, the Corporation recorded the following gains:

	For the 3-month period ended June 30,	For the 6-month period ended June 30,
(in millions of Canadian dollars)	2017	2017
Gains on disposal of assets	8	8

Second quarter

•	The Containerboard Packaging segment sold a piece of land in Ontario, Canada, and recorded a gain of $7 million.

•	The Corporate Activities realized a $1 million gain from the sale of some assets.

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

In the first half of 2017, the Corporation recorded the following impairment charges and restructuring costs:

	For the 3-month period ended June 30, 2017		For the 6-month period ended June 30, 2017
(in millions of Canadian dollars)	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs
Containerboard	11	—	11	—
Boxboard Europe	—	—	—	1
Tissue Papers	—	2	—	2
	11	2	11	3

Second quarter

•	The Containerboard Packaging segment recorded an impairment charge of $11 million on deferred revenues related to the management agreement of Greenpac since the beginning of the mill construction and recorded in “Other assets”. Following the acquisition and consolidation of Greenpac described in Note 4, expected future cash flows related to this asset will not materialize on a consolidated basis.

•	The Tissue Papers segment incurred $2 million of restructuring costs following the review of provisions related to the transfer of the converting operations of the Toronto plant to other Tissue segment sites announced in 2016.

First quarter

•	The Boxboard Europe segment recorded severances costs of $1 million following the restructuring of its sales activities.

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NOTE 6

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

On January 18, 2017, Boralex issued common shares to partly finance the acquisition of the interest of Enercon Canada Inc. in the Niagara Region Wind Farm. As a result, the Corporation's participation in Boralex decreased to 17.37%, which resulted in a dilution gain of $15 million and is included in line item “Share of results of associates and joint ventures” in the consolidated statement of earnings.

On March 10, 2017, Boralex announced the appointment of a new Chairman of the Board. This change in the Board composition combined with the decrease of its participation discussed above triggered the loss of significant influence of the Corporation over Boralex. Therefore, the investment in Boralex is no longer classified as an associate and is now considered an available-for-sale financial asset, which is classified in "Other assets." Consequently, the Corporation's investment in Boralex was re-evaluated at fair value on March 10, 2017, and a gain of $155 million was recorded. At the same time, accumulated other comprehensive loss components of Boralex totaling $10 million and included in our consolidated balance sheet were reclassified to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings. Subsequent fair value revaluation of this investment is recorded in accumulated other comprehensive income. See Note 10 on events after the reporting period for other details on Boralex investment.

On March 21, 2017, the Corporation acquired 23% of Containerboard Partners (Ontario) Inc. for a consideration of US$12 million ($16 million). This company is a member of Greenpac Holding LLC of which it owns 12%. Containerboard Partners (Ontario) Inc. is classified as an associate, and accordingly, our share of results is recorded using the equity method. This transaction adds an indirect ownership of 2.8% in Greenpac Holding LLC, bringing total ownership of Greenpac to 62.5%. However, in line with the deemed acquisition of Greenpac described in Note 4, the portion of our Containerboard Partners (Ontario) Inc. share results pertaining to Greenpac is reversed for consolidation purposes.

NOTE 7

LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	June 30, 2017	December 31, 2016
Revolving credit facility, weighted average interest rate of 3.45% as at June 30, 2017, consists of $(12) million; US$117 million and €nil (December 31, 2016 - $(19) million; US$82 million and €(1) million)	2021	140	90
5.50% Unsecured senior notes of $250 million	2021	250	250
5.50% Unsecured senior notes of US$550 million	2022	713	738
5.75% Unsecured senior notes of US$250 million	2023	324	336
Other debts of subsidiaries		68	62
Other debts without recourse to the Corporation		340	105
		1,835	1,581
Less: Unamortized financing costs		14	15
Total long-term debt		1,821	1,566
Less:
Current portion of debts of subsidiaries		13	13
Current portion of debts without recourse to the Corporation		39	23
		52	36
		1,769	1,530

As at June 30, 2017, the long-term debt had a fair value of $1,874 million (December 31, 2016 – $1,612 million).

On June 1, 2017, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment extends the term of the facility to July 2021. The financial conditions remain essentially unchanged.

As a result of the Greenpac acquisition described in Note 4, current portion of debt and long-term debt increased by $15 million and $238 million respectively.

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NOTE 8

INCOME TAXES

The recovery of income taxes based on the effective income tax rate differs from provision for income taxes based on the combined basic rate for the following reasons:

(in millions of Canadian dollars)	NOTE	For the 3-month period ended June 30, 2017	For the 6-month periods ended June 30, 2017
Provision for income taxes based on the combined basic Canadian and provincial income tax rate		69	119
Adjustment of provision for (recovery of) income taxes arising from the following:
Difference in statutory income tax rate of foreign operations		20	20
Reversal of tax liabilities related to our previously held investment in Greenpac	4	(70)	(70)
Non taxable gain on revaluation of previously held equity interest - Greenpac associate	4	(80)	(80)
Capital gain on revaluation of previously held equity interest - Boralex associate	6	—	(21)
Change in unrecognized to recognized tax asset relating to operating tax losses		(3)	(4)
Other		(6)	(7)
		(139)	(162)
Recovery of income taxes		(70)	(43)

In conjunction with the acquisition of Greenpac, the Corporation recorded an income tax recovery of $70 million representing deferred income taxes on its investment prior to the acquisition on April 4, 2017. Also, there was no income tax provision recorded on the gain of $223 million generated by the business combination of Greenpac since they are included in the fair value of assets and liabilities acquired as described in Note 4.

Finally, the income tax provision on Boralex revaluation gain was calculated at the rate of capital gains.

NOTE 9

FINANCIAL INSTRUMENTS

DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants as at the measurement date.

(i)	The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances, trade and other payables and provisions approximate their carrying amounts due to their relatively short maturities.

(ii)	The fair value of investments in shares is based on observable market data and represents the Corporation's investments in Junex Inc. and Boralex Inc., which are quoted on the Toronto Stock Exchange.

(iii)	The fair value of long-term debt is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions.

HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

The following table presents information about the Corporation’s financial assets and financial liabilities measured at fair value on a recurring basis as at June 30, 2017 and December 31, 2016 and indicates the fair value hierarchy of the Corporation’s valuation techniques to determine such fair value. Three levels of inputs may be used to measure fair value. These are:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs that are generally unobservable and typically reflect Management’s estimates of assumptions that market participants would use in pricing the asset or liability.

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For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable.

				As at June 30, 2017
(in millions of Canadian dollars)	NOTE	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Available-for-sale investments	10	290	290	—	—
Derivative financial assets		34	—	34	—
		324	290	34	—
Financial liabilities
Derivative financial liabilities		(43)	—	(43)	—
		(43)	—	(43)	—

				As at December 31, 2016
(in millions of Canadian dollars)		CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Available-for-sale investments		2	1	1	—
Derivative financial assets		12	—	12	—
		14	1	13	—
Financial liabilities
Derivative financial liabilities		(39)	—	(39)	—
		(39)	—	(39)	—

NOTE 10

EVENTS AFTER THE REPORTING PERIOD

On August 9, 2017, the Corporation announced the closure of its containerboard converting plant located in Maspeth, NY, effective no later than December 31, 2018. No impairment will result from this decision since the fair value of fixed assets exceeds book value.

On July 27, 2017, Cascades announced the sale of all of its shares in Boralex to the Caisse de Dépôt et Placement du Québec for an amount of $288 million. The increase in fair value of $18 million from March 10 to July 27, 2017, recorded in accumulated other comprehensive income will materialize and the Corporation will record a gain of $18 million in the third quarter.

Consequently with this transaction, the Corporation has reassessed the probability of recovering unrealized capital losses on long-term debt due to foreign exchange fluctuations. As a result, $11 million of tax assets will be unrecognized in the third quarter and recorded in the statement of earnings.

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This report is also available on our website at: www.cascades.com

TRANSFER AGENT AND REGISTRAR
Computershare
Shareholder Services
1500 Robert-Bourassa Boulevard, Suite 700
Montréal, Québec, H3A 3S8 Canada
Telephone: 514-982-7555 Toll-Free (Canada): 1-800-564-6253
service@computershare.com

HEAD OFFICE
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec, J0A 1B0 Canada
Telephone: 819-363-5100 Fax: 819-363-5155
On peut se procurer la version française du présent rapport trimestriel en s'adressant au siège social de la Société à l'adresse suivante :
INVESTOR RELATIONS
For more information, please contact:
Jennifer Aitken, MBA
Director, Investor Relations	Secrétaire corporatif
Cascades Inc.	Cascades inc.
772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada	404, boulevard Marie-Victorin
Telephone: 514-282-2697 Fax: 514-282-2624	Kingsey Falls (Québec) J0A 1B0
jennifer_aitken@cascades.com	Canada
www.cascades.com/investors, investor@cascades.com

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